
Dramatic Leap Plan
06018939
SUPPL
PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL
ARIS
2-31-06

Eisai Co., Ltd. Annual Report 2006

human health care

The script for our "human health care" logo was taken from the signature of Florence Nightingale. The *"human health care"* concept reflects our commitment to viewing health care not only from the standpoint of the health care professional, but also from that of the patient. This commitment is inspired by Florence Nightingale, who devoted her life to caring for others, yet never lost sight of the importance of listening to her patients.

DRAMATIC LEAP PLAN 2011

Dramatic Leap Plan

Eisai Co., Ltd. has met the targets of all four of its Medium-term Strategic plans since they were first introduced in the fiscal year ended March 1988, most recently achieving the goals of its 4th Medium-term Strategic Plan, the Millennium Plan, one year ahead of schedule. We are now implementing our 5th Medium-term Strategic Plan, the Dramatic Leap Plan. By strengthening R&D, developing our oncology business unit, and building up our independent marketing capabilities, we aim to accomplish the goals set out in our Dramatic Leap Plan by the fiscal year ending March 31, 2012.

Working towards the achievement of our Dramatic Leap Plan, our first priority will be to increase the benefits that health care provides, based on our corporate vision of fulfilling the health care needs of the world, while taking into consideration the desires of patients and their families.

Above all, our goals remain the same - to improve the lives of patients and their families through the discovery and supply of first-in-class or best-in-class medicines and to generate value for shareholders - and so continuing to exemplify our ideal of being a *human health care (hhc)* company.



Achieved numerical targets one year ahead of schedule
601.3
4th ('02-'05)
3rd ('97-'01)
431.7
2nd ('92-'96)
281.6
1st ('87-'91)
224.3
150.5
93.2
55.0
95.7
38.3
72.7
30.2
18.7
50.4
34.5
6.1
24.0
15.0
19.6
36.5
63.4
Net Sales
R&D Expenses
Operating Income
Net Income
(Fiscal years ended March 31)
1987
1992
1997
2002
2006

Results of the Past Four Medium-term Strategic Plans
(Billions of yen)

Over a 19-year period, sales have increased fourfold, R&D expenses fivefold, operating income fourfold, and net income 10-fold.

Note: Enterprise taxes in the past were included in the category "Selling, general and administrative expenses." From the fiscal year ended March 31, 1999, they are included in the category "Income taxes–current" to conform with the accounting principles regarding disclosures in consolidated financial statements. Certain reclassifications have also been made in the previous data.

Performance & Strategy

Management System

Financial Section

Corporate Information

Forward-Looking Statements and Risk Factors

Statements and materials in this annual report include forward-looking statements that are based on current assumptions regarding forecasts, targets, assessments, expectations, and risks.

Therefore, by their very nature, such forward-looking statements could be inaccurate in their objectivity or may differ substantially from actual outcomes. These risks and uncertainties include general assessments of the current situation in the industry and the market, as well as such general Japanese and international economic factors as interest rates and foreign exchange rate trends.

Certain risk factors particularly apply with respect to the Company-related, forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, risks related to strategic alliances with partners, health care cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, the possible incidence of adverse events, compliance with laws and regulations, litigations, the closure or shutdown of factories, safety issues to do with raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in financial markets, and foreign exchange fluctuations.

Environmental and Social Report

Eisai recognizes the importance of fulfilling its corporate social responsibilities as a good corporate citizen and of being recognized by society as a trustworthy organization. Since 2001, we have published an *Environmental and Social Report* that summarizes our activities in this area.

Please refer to http://www.eisai.co.jp/esocial/eesreport/index.html for further details. Please write to the address on page 68 to request a copy of this report.

Highlights

Business Highlights

July 2006
- Pharmaceutical marketing subsidiary Eisai (Singapore) Pte. Ltd. began operations
- Expansion of Suzhou Factory in China completed

April 2006
- Established Eisai R&D Management Co., Ltd., to assume responsibility for the management functions of the R&D Division
- Initiated the Dramatic Leap Plan, the 5th Medium-term Strategic Plan
- Signed an agreement with Dainippon Sumitomo Pharma Co., Ltd., for the development, manufacturing, and marketing of *Gasmotin®, a gastrokinetic* agent, for 10 countries in Asia, including ASEAN members

March 2006
- Signed a sales promotion agreement with Asahi Kasei Pharma Corporation for vasodilative agent *Eril®* in China

February 2006
- Signed an agreement with Elan Corporation, plc., for the development, manufacturing, and marketing of *Prialt®*, a treatment for severe chronic pain, in Europe (began marketing in July 2006)

January 2006
- Announced the decision to establish a European strategic business hub in Hatfield in the United Kingdom

September 2005
- Changed the distribution company from Aventis Pharma Ltd. (now the Sanofi-Aventis Group) to Eisai for the osteoporosis treatment *Actonel®*, for which Ajinomoto Co., Inc., has the marketing approval rights in Japan
- Signed an in-license agreement with Pfizer Inc for exclusive U.S. promotional rights for *Fragmin®*, an injectable anti-clotting agent

July 2005
- Established a pharmaceutical marketing subsidiary in Sweden

June 2005
- Established a pharmaceutical marketing subsidiary in Switzerland
- Commenced sales in the U.K. and Germany of the anti-epileptic agent *Zonegran®*

* POC (Proof of Concept): Proof of a drug's efficacy in clinical study

R&D Update

July 2006
- Concluded a co-development and distribution agreement with Solvay Pharmaceuticals Marketing & Licensing AG with regard to a treatment for pancreatic exocrine insufficiency (SA-001) in Japan

May 2006
- Signed a joint development agreement with Nitto Denko Corporation for a transdermal patch formulation of *Aricept®*, an Alzheimer's disease treatment
- Filed an application with the MHRA for a new *Aricept®* indication: severe Alzheimer's disease

March 2006
- Signed an agreement with DNAVEC Corporation in Ibaraki Prefecture on drug discovery research for vaccine therapy for Alzheimer's disease

December 2005
- Received confirmation that *Aricept® Orodispersible Tablet* completed the Mutual Recognition Procedure in the 12 EU countries
- Submitted a supplemental new drug application to the U.S. FDA for *Aricept®* for the treatment of severe Alzheimer's disease, also submitted an application for the same indication for *Aricept®* in Japan
- Submitted a new drug application for the rheumatoid arthritis drug adalimumab (D2E7) in Japan

November 2005
- Submitted a new drug application to the U.S. FDA for the anti-epilepsy agent rufinamide

October 2005
- Entered into a new agreement with TorreyPines Therapeutics, Inc., of the United States, regarding a new genetic research program for Alzheimer's disease

September 2005
- Signed an agreement with Dainippon Pharmaceutical Co., Ltd. (now Dainippon Sumitomo Pharma Co., Ltd.), for worldwide development, manufacture, and marketing of AS-3201, an anti-diabetic (peripheral) neuropathy agent, excluding Japan

August 2005
- Entered into a strategic alliance with BioArctic Neuroscience Inc. of Sweden to develop an immunotherapy for Alzheimer's disease
- Announced the achievement of POC* for the endotoxin antagonist E5564

July 2005
- Received approval for the new indication of acute pulmonary embolism for *Cleactor® Inj*, a thrombolytic agent in Japan

May 2005
- Received marketing authorization approval for *Aricept®/ Evess*, Orodispersible Tablet in the United Kingdom
- Announced the achievement of POC* for the AMPA receptor antagonist E2007 and the anti-cancer agent E7389

April 2005
- Entered into a joint development agreement with Abbott GmbH & Co. KG for the new indication of psoriasis for the anti-rheumatic agent D2E7 for Japan

Consolidated Financial Highlights

Eisai Co., Ltd. and Subsidiaries
Years ended March 31

	Billions of yen				
	2006	2005	2004	2003	2002
Net sales	**¥601.3**	¥533.0	¥500.2	¥466.6	¥431.7
Operating income	**95.7**	86.8	83.1	75.9	72.7
Net income	**63.4**	55.5	50.1	41.0	36.5
Research and development (R&D) expenses	**93.2**	78.3	69.0	59.7	55.0
Total shareholders' equity	**519.2**	459.6	419.5	388.2	362.1
Total assets	**747.2**	662.7	615.8	591.7	557.6
Ratio of R&D expenses to net sales (%)	**15.5**	14.7	13.8	12.8	12.8
Return on equity (ROE) (%)	**13.0**	12.6	12.4	10.9	10.3
Return on assets (ROA) (%)	**9.0**	8.7	8.3	7.1	6.6
Shareholders' equity ratio (%)	**69.5**	69.4	68.1	65.6	64.9
Dividends on equity (DOE) (%)	**5.3**	3.7	2.6	2.5	2.4
	Yen				
Basic earnings per share	**¥221.86**	¥193.39	¥172.11	¥141.16	¥123.50
Diluted earnings per share	**221.61**	193.34	172.11	139.85	122.25
Cash dividends per share	**90.00**	56.00	36.00	32.00	29.00



Net Sales
(Billions of yen)
640
480
320
160
0
431.7
466.6
500.2
533.0
601.3
'02
'03
'04
'05
'06



Net Income
(Billions of yen)
64
48
32
16
0
36.5
41.0
50.1
55.5
63.4
'02
'03
'04
'05
'06



Basic Earnings per Share
(Yen)
240
180
120
60
0
123.50
141.16
172.11
193.39
221.86
'02
'03
'04
'05
'06



R&D Expenses and Ratio of R&D Expenses to Net Sales
(Billions of yen)
(%)
100
75
50
25
0
16
12
8
4
0
55.0
59.7
69.0
78.3
93.2
'02
'03
'04
'05
'06
R&D Expenses
Ratio of R&D Expenses to Net Sales



Cash Dividends per Share and DOE
(Yen)
(%)
100
75
50
25
0
6
4
2
0
29.0
32.0
36.0
56.0
90.0
'02
'03
'04
'05
'06
Cash Dividends per Share
DOE

To Our Stakeholders



Haruo Naito
Director, President and CEO

Patient Value Creation Strategy and the 5th Medium-term Strategic Plan

Eisai has defined its corporate concept as "to give first thoughts to patients and their families and to increase the benefits that health care provides", and we use the term *hhc* (human health care) to express this. Last year, we received shareholder approval to add this corporate concept and the mission of patient value creation to the Company's Articles of Incorporation. All of our nearly 9,000 employees around the world share in this corporate mission and strive to put it into practice in the course of their day-to-day professional activities.

We believe that there are three ways in which we can create patient value by: 1) Creating innovative new drugs, 2) Ensuring a stable supply of quality products, and 3) Providing information to patients and medical care providers.

With regard to the first of these three, "creating innovative new drugs," we have been concentrating our resources in the two focus areas of integrative neurology/psychology and integrative oncology, where still a large number of diseases remain for which adequate treatments have yet to be established, in order to contribute to patients through the creation of innovative drugs that address under-served disease states.

We currently have a wide range of new compounds in development. These include E2007, which targets four different neurological diseases including Parkinson's disease; E5564, for severe sepsis; E7389, Eisai's first therapeutic agent for cancer; and AS-3201, a treatment for diabetic neuropathy. We are hopeful that these four compounds will fulfill significant unmet medical needs, and we are therefore prioritizing their development. As for the treatment of dementia, where Eisai already plays an important role, the Company is concentrating its efforts on conducting clinical research for E2012, a second-generation drug to follow *Aricept®*.

In the area of discovery research, in addition to a fourfold physical expansion of Eisai Research Institute of Boston Inc. and enhancement of its functions, we decided to establish the European Knowledge Center at Hatfield to the north of London, United Kingdom as well as expand and upgrade our existing discovery research facility at University College London. These initiatives will facilitate further enhancement of our new drug discovery capabilities.

The second patient value is "ensuring a stable supply of quality products". All therapeutic agents have a direct bearing on the lives of the patients who take them. Therefore, we work to guarantee that no circumstance will cause a disruption in supply. In addition, regardless of how many hundreds of millions of tablets we produce, we strive for each and every one of these to be of uniform quality. We have already expanded production capacity by almost 300% at our Suzhou Factory in China and we will continue to invest in global manufacturing capabilities where appropriate, so we can successfully meet demand for our products.

The third patient value is "providing information." The provision of information is broader than simply product information alone. Eisai is committed to disseminating knowledge through the development of programs to educate people about Alzheimer's and other diseases. In order to better respond to customer inquiries, in April 1992 Eisai was the first pharmaceutical company in Japan to set up a Customer Hotline Office.

We also integrated the creation of shareholder value into the Articles of Incorporation. Gaining the trust of our shareholders and implementing measures that meet their expectations are also among the most important goals for the Company's executives. I have taken the initiative to actively focus on investor relations activities. Because we recognize that all of our shareholders expect that Eisai will sustain growth, regularly disclose information about business strategy and related initiatives, and return profits through the payment of dividends, we are making every possible effort to meet these expectations. In addition, we are taking steps to achieve efficient capital policies through the flexible purchase of Company shares.

Eisai achieved its goals for each of the four previous five-year Medium-term Strategic Plans. Notably, we achieved the targets of our fourth medium-term plan, the Millennium Plan, one year ahead of schedule. Over the last 19 years, net sales have quadrupled, R&D expenses quintupled, operating income quadrupled, and net income skyrocketed 10-fold, which places us among the top players in the global pharmaceutical industry in terms of sales and profitability growth.

In the fiscal year ended March 31, 2006, net sales increased a substantial 13% year-on-year, to ¥601.3 billion, and R&D expenses grew 19% reflecting aggressive investments in drug development and related capabilities. Operating income, ordinary income, and net income all grew by double digits as well, with ordinary income hitting the ¥100 billion mark for the first time.

In the fiscal year ending March 31, 2007, Eisai's Japanese prescription pharmaceuticals business is expected to be affected by a 7% reduction in National Health Insurance (NHI) reimbursement drug price revisions. Additionally, the yen is expected to appreciate slightly over the previous year. Despite this, we still anticipate net sales to grow by 6% and are planning on sustained growth in the future.

In the fiscal year ended March 31, 2006, we paid a ¥90 dividend per share, which yielded a dividend on equity (DOE) of 5.3%. DOE is derived by multiplying our dividend payout ratio of about 40% by the return on equity (ROE) ratio of approximately 13%. In the fiscal year ending March 31, 2007, Eisai expects to pay a dividend of ¥110 per share and, with a dividend payout ratio of almost 47%, we anticipate generating a DOE of approximately 5.9%.

Dramatic Leap Plan

With the "Dramatic Leap Plan", our 5th Medium-term Strategic Plan, we aim to achieve a major breakthrough. The first pillar of this plan is the promotion of strategic globalization, which is essential to sustaining our growth. Eisai affirms the "Value Creation at All Places by the Best People with the Appropriate Structure" and will work to implement its World Headquarters (WHQ) concept to facilitate this.

We have raised our numerical targets for the fiscal year ending March 31, 2012, to net sales of ¥1 trillion, R&D expenses of ¥200 billion, operating income of ¥200 billion, net income of ¥120 billion, ROE of 16%, and DOE of 8%. The achievement of these medium-term targets will dramatically increase Eisai's corporate value and substantially improve shareholder value.



This plan contains the following six key strategies.

☐ WHQ Concept

In order to build a business model that enables us to create value more efficiently and effectively, we will promote the WHQ strategy, which supports the concept of "Value Creation at All Places by the Best People with the Appropriate Structure." These activities are based on the ideas of "Global Flexibility," or the capability of responding to any situation in any part of the world, and "Thinking Diligently," or the ability to efficiently manage the details of our business and carefully handle issues one at a time. This business model will also involve the establishment of global functional organizations that will play key roles in our pharmaceutical businesses in the most appropriate countries and regions of the world as well as the creation of regional headquarters, such as in Japan, elsewhere in Asia, the United States, and Europe. The WHQ concept presumes that both of these elements will complement and work seamlessly together.

☐ R&D Strategy

Eisai's strategy is to focus on the areas of integrative neuroscience and integrative oncology, and achieve speed and efficiency in new drug applications. For these reasons, we established the Eisai R&D Management Co., Ltd. In the field of discovery, we are taking steps to improve our ability to select new drug candidate compounds by reinforcing our U.S. and European research labs, and strengthening our ability to aggressively pursue drug development through the globally integrated management of clinical research functions in Japan, the United States, Europe, and elsewhere in Asia.

☐ Oncology Business Strategy

Eisai is striving to meet a new drug application schedule for an array of anti-cancer drugs that were discovered in-house and plans to establish a dedicated oncology business unit in the United States for the purpose of integrating discovery research, clinical research, and marketing. Because of the growing importance of integrative approaches for oncology therapy, Eisai will also offer treatments for pain, anemia, and nausea that are often experienced by cancer patients.

☐ Independent Marketing

Eisai plans to take full responsibility for the global marketing of future new products through our own independent efforts and thus further increase profitability. To these ends, we will increase the number of medical representatives (MRs) in each area of the world where we do business and form an MR team dedicated solely to oncology. In addition, we have set up a division responsible for the global marketing strategies, which is based in the United States.

☐ Transformation Strategy

An important strategy for ensuring flexibility on a global scale is establishing operations in areas where advanced technology and high productivity are accessible. Eisai has set sights on innovative knowledge creation by leveraging the advantages that India offers in such areas as clinical research, data management, statistical analysis, process chemistry research, drug formulation study, active pharmaceutical ingredient (API) manufacturing, and formulation production.

□ **Human Resource Strategy**

Eisai is taking steps to establish a human resource management system that enables the development and exchange of global human resources that will support key strategies of the Dramatic Leap Plan. The Company is also building a dual reporting and virtual organizational management system.

Policy for Ensuring Good Corporate Governance and Protecting the Common Interests of Shareholders

Eisai is taking steps to strengthen the three key areas of internal controls, compliance, and corporate governance. Eisai is establishing an internal control policy and marshaling all efforts to support the global implementation of an internal control policy while gradually introducing a Control Self-Assessment (CSA) that will enable the Company to analyze internally the status of internal controls. Eisai is providing a *Compliance Handbook* in 12 languages that communicates to employees the policy of corporate governance and has established Compliance Counters to handle a variety of inquiries. Furthermore, Eisai believes that corporate governance depends on the separation of overseeing management and business operations, and makes sustained efforts to establish such a system through various initiatives, all of which have the full support of the Board of Directors.

Finally, I would like to touch upon the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders." Eisai intends to dramatically increase corporate and shareholder value by achieving the targets set forth in the 5th Medium-term Strategic Plan. To ensure the Company's corporate value and the common interests of shareholders, the Board of Directors has introduced the above-referenced policy, which is intended to serve as a "prior notice" type plan. This policy shall remain in effect until June 30, 2012, the duration of the period of the Medium-term Strategic Plan, and will be reviewed on an annual basis by the Independent Committee of Outside Directors, which is composed only of outside directors nominated and approved at the general shareholders' meeting. The aforementioned committee will manage this policy, which is designed to protect corporate value and the common interests of shareholders.

We would like to thank all of our shareholders and stakeholders for their continued support.

September 2006

Haruo Naito
Director, President and CEO



Consolidated Earnings Review

In the fiscal year ended March 31, 2006, global sales of our mainstay blockbusters, the Alzheimer's disease treatment *Aricept®* and the proton pump inhibitor (PPI) *AcipHex®/Pariet®*, grew. The anti-blood clotting agent *Fragmin®* in the United States and the osteoporosis treatment *Actonel®* in Japan also contributed to second-half sales. As a result, Eisai achieved record-breaking net sales, for the seventh consecutive fiscal year of ¥601.3 billion, a 12.8% increase from the previous fiscal year. We also achieved record-breaking net income of ¥63.4 billion, for the sixth consecutive year, a 14.2% increase.

Sales of *Aricept®* were up 20.6%, to ¥196.5 billion, while sales of *AcipHex®/Pariet®* climbed 16.8%, to ¥154.5 billion. R&D expenses rose 19.1%, to ¥93.2 billion, or 15.5% of sales. Overseas sales accounted for 52.6% of total sales, a 2.9 percentage point increase.

North America

In the fiscal year ended March 31, 2006, sales in North America expanded to ¥253.1 billion, up 18.0% year-on-year.

This marks the first time that sales of *Aricept®* and *AcipHex®* have surpassed the $1.0 billion mark in the intensely competitive U.S. pharmaceutical market. Sales of *Aricept®* increased 22.9%, to ¥119.9 billion, thanks to the ongoing provision of safety and efficacy information by MRs (medical representatives: staff responsible for disseminating drug-related information) and successful new consumer advertising campaigns in the midst of an expanding market.

Despite increased competition from both generic and OTC* PPIs, sales of *AcipHex®* were up 9.9%, to ¥114.3 billion, owing to a sales promotion campaign that focused on the therapeutic effects of this drug as well as a flexible pricing policy.

In addition, sales of the anti-epileptic agent *Zonegran®* climbed 14.0%, to ¥12.7 billion.

Eisai obtained exclusive promotional rights for the United States from Pfizer Inc for the anti-blood clotting agent *Fragmin®* and initiated promotional activities in February 2006.

* Over-the-counter (OTC) refers to drugs that can be purchased without prescription at pharmacies, many of which had been sold for many years as prescription drugs, but, thanks to their established efficacy and safety, are now available without prescription.

Japan

In the fiscal year ended March 31, 2006, sales in Japan amounted to ¥285.1 billion, up 6.3%, and were driven by the increased sales of mainstay products.

In the prescription pharmaceuticals business, which is focused primarily on the three franchise areas of neurology, gastroenterology, and the locomotory system, Eisai's growth outperformed the market. Sales of prescription pharmaceuticals rose 7.7% from the previous fiscal year to ¥211.5 billion. Of this amount, *Aricept®* accounted for ¥42.3 billion, a 20.5% year-on-year increase, and *Pariet®* accounted for ¥27.6 billion, up 42.2% year-on-year. In addition, Eisai was able to raise its presence in the locomotory franchise as a result of taking control of the sales of the osteoporosis treatment *Actonel®*. Despite severe market conditions, Eisai increased the profitability of the consumer health product business by taking action to streamline its operations. At present, we are carrying out reforms in our marketing operations in order to "discover and satisfy customer needs."

Europe

Thanks to increased sales of existing products and the commencement of sales of *Zonegran®* in the United Kingdom, Germany, and other countries, sales in Europe for the fiscal year ended March 31, 2006 finished at ¥45.5 billion, up 18.8% year-on-year.

Sales of *Aricept®* were up 9.8%, to ¥29.9 billion. Sales of *Pariet®* jumped 33.7%, to ¥9.0 billion, thanks to newly recorded revenue in Italy.

Regarding our operations in Europe, the biggest news in the fiscal year ended March 31, 2006, was the decision to establish a strategic European business hub to consolidate internal functions, including discovery research, clinical development, production, sales, and headquarters operations in Hatfield in north London. We are working to speed up the development of a system for creating a seamless value chain in this region. In addition, we have established new sales subsidiaries in Switzerland and Sweden with an eye toward building a Europe-wide sales network. Eisai obtained the exclusive development, manufacturing, and marketing rights for the European region for the non-opioid agent *Prialt®* for severe chronic pain from Elan Corporation, plc., and started marketing the agent in the United Kingdom and Germany in July 2006.



Asia and Other Regions

For a number of years, Eisai has been aggressively developing its business in Asia, where the pharmaceutical market and medical needs are growing. In the fiscal year ended March 31, 2006, sales climbed 47.9%, to ¥17.6 billion, due to aggressive business expansion in China and India. Sales of *Aricept*® increased 48.5%, to ¥4.4 billion, while sales of *Pariet*® jumped 68.8%, to ¥3.5 billion.

In the fiscal year ended March 31, 2005, Eisai commenced sales of *Aricept*® and *Pariet*® (under the names *Aricep*® and *Parit*®, respectively) in India, a market that we entered into in the previous fiscal year. Meanwhile, to establish a base for the diagnosis and treatment of dementia, the Company supported the opening of outpatient memory clinics in that country for the treatment of memory loss.

With regard to in-licensing activities, Eisai entered into an agreement to conduct sales promotion campaigns for Asahi Kasei Pharma Corporation's vasodilative agent *Eril*® in China. The Company also entered into a licensing agreement with Dainippon Sumitomo Pharma Co., Ltd., to market the gastroprokinetic agent *Gasmotin*® in countries in Asia, including ASEAN members, thereby enriching its product lineup.

R&D Progress Report

In the fiscal year ended March 31, 2006, Eisai aggressively pursued R&D, allocating business resources to the integrative neuroscience and integrative oncology areas. The following describes the status of key compounds under development.

Global Development

E2007 (AMPA receptor antagonist[1]) successfully achieved POC (Proof of a drug's efficacy in clinical study) in Phase II clinical trials for Parkinson's disease, and we have initiated a Phase III trial in Europe and are in preparation for the Phase III trial in the United States. Next, we are aiming for an early completion of the POC for migraine prophylaxis, epilepsy, and multiple sclerosis. We conducted Phase II trials of E7389, a microtubule growth suppressor,[2] and successfully completed the POC for breast and non-small cell lung cancer and have initiated clinical trials for Subpart H[3] application and a Phase III trial for breast cancer. The efficacy and safety of E5564 (endotoxin antagonist[4]) were confirmed in Phase II trials for severe sepsis and we initiated a Phase III trial. E7070, an anticancer compound that interacts with the G1 phase of the cell cycle,[5] just entered Phase II trials for gastric cancer in Japan.

Overseas Development

E2080 (antiepileptic; generic name: *rufinamide*) has been submitted for approval in the United States for Lennox-Gastaut Syndrome (LGS) and as adjunct therapy for adult partial seizures.

Development in Japan

Cleactor® *Inj*, a thrombolytic agent, was approved for the additional indication of acute pulmonary embolism. The antirheumatic agent D2E7 (human anti-TNF-alfa monoclonal antibody) was submitted for approval for the indication of rheumatoid arthritis and has just entered Phase II trials for psoriasis. *Iomeron*®, a non-ionic contrast medium, commenced Phase II trials for additional dosage in computerized tomography angiography.

New Indications & New Formulations of Major Products

After receiving approval in the United Kingdom and notification of the completion of the mutual recognition procedure in 12 EU countries for the new formulation, we began marketing *Aricept*® *Orodispersible Tablet* throughout Europe. In addition, Eisai submitted applications in Japan, the United States, and Europe for the indication of severe dementia due to Alzheimer's disease for *Aricept*®.

An application was filed for *Pariet*® in Japan for the additional indication of Symptomatic GERD.

1 The AMPA receptor is a neuro-transmitter glutamate receptor of the central nervous system. This compound is a selective AMPA receptor antagonist that controls cell death by preventing the excessive influx of calcium into the cell.

2 This novel anticancer compound is a derivative of the anticancer compound pharmacophore halichondrin B, which acts against tumors by suppressing the formation of microtubules through the polymerization of tubulin and by inhibiting cell division.

3 The Food and Drug Administration in the United States has conditionally expedited review procedures that provide for uniform requirements for new drugs that fight against serious or life-threatening diseases based on the efficacy on surrogate endpoints.

4 E5564, a derivative of Lipid A and an endotoxin antagonist, is expected to be effective in the treatment of severe sepsis.

5 This novel anticancer chemical entity targets the G1 phase of the cell cycle, induces apoptosis (cell suicide), and prevents cancer cell proliferation.

Approved

Therapeutic areas	Product name (development code)	Region	Indication or classification	Form.	Origin	Approved
Neurology	ARICEPT (E2020) (Additional formulation)	U.K.	**Orodispersible Tablet (ODT)** Currently available in tablet form. Patients who have difficulty swallowing may find ODT easier to swallow	ODT	In-house	May 2005
		EU	Confirmation that Aricept ODT completed the mutual recognition procedure, based upon the U.K. national license, in 12 EU countries, was received			Dec. 2005
Other areas	CLEACTOR (E6010) (Additional indication)	Japan	**Pulmonary Embolism** A novel second-generation t-PA with a structure modified by utilizing recombinant DNA techniques. First t-PA indicated for the treatment of pulmonary embolism in Japan	Injection	In-house	Jul. 2005

Key Products under Development

(As of July 31, 2006)

Therapeutic areas	*Product name* (development code)	Region	*Indication or classification*	Form	Origin	Development stage: Pre-clinical	Phase I	Phase II	Phase III	Filed	Date filed
Neurology	ARICEPT (E2020) (Additional indication)	U.S.	**Vascular Dementia** Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Filed for the additional indication of vascular dementia in the U.S.	Tablet	In-house	——	——	——	——	——▷	Sep. 2002
		EU	Although filing for vascular dementia was withdrawn in the EU in April 2004, Eisai will resubmit the application once additional supportive data have been obtained			- - -	- - -	- - -	- - -	- - ▷	
		U.S.	**Severe Dementia due to Alzheimer's Disease** Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Filed for the additional indication of severe dementia due to Alzheimer's disease to the FDA	Tablet	In-house	——	——	——	——	——▷	Dec. 2005
		Japan	Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Submitted for the treatment of severe dementia due to Alzheimer's disease in Japan			——	——	——	——	——▷	Dec. 2005
		EU	Submitted application for the treatment of severe dementia due to Alzheimer's disease through mutual recognition procedure in the EU			——	——	——	——	——▷	May 2006
		EU	**Dementia Associated with Parkinson's Disease** Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase III for the treatment of dementia associated with Parkinson's disease	Tablet	In-house	——	——	——	——▷		FY2006*1
		U.S. EU	**Migraine Prophylaxis** Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase II for the additional indication of migraine prophylaxis	Tablet	In-house	——	——	——▷			
	ARICEPT (E2020) (Additional formulation)	EU	**Liquid Formulation** Currently available in tablet form. Filed for liquid formulation. Patients who have difficulty swallowing may find liquid formulation easier to take	Liquid	In-house	——	——	——	——	——▷	May 2004
	INOVELON (E2080)	EU	**Anti-Epilepsy (generic name: rufinamide)** A novel anticonvulsant, rufinamide, in combination with other antiepileptic drugs. Received orphan drug status and application was filed in the EU for adjunct therapy of Lennox-Gastaut Syndrome (LGS)	Tablet	Novartis	——	——	——	——	——▷	Mar. 2005
		U.S.	NDA for adjunct therapy of LGS has been filed in the U.S. Granted orphan drug status and adult partial seizures (Brand name in the U.S. is under consideration)			——	——	——	——	——▷	Nov. 2005
	E2007	EU	**Parkinson's *Disease/AMPA Receptor Antagonist*** Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for Parkinson's disease. Now in Phase III in EU	Tablet	In-house	——	——	——	——▷		FY2007*2
		U.S.	Phase III study is in preparation in the U.S.			——	——	——	——▷		FY2007*2
		U.S. EU	**Epilepsy, Multiple Sclerosis, and Migraine Prophylaxis/AMPA Receptor Antagonist** Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for epilepsy, multiple sclerosis, and migraine prophylaxis	Tablet	In-house	——	——	——▷			
	E2014	Japan	**Cervical Dystonia/Botulinum Toxin Type B** Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles	Injection	Solstice Neuro-Science	——	——	——▷			Scheduled for FY2006*1
	AS-3201	U.S. EU	**Diabetic Complications/Aldose Reductase Inhibitor** This compound shows strong inhibition of aldose reductase. Expected to treat diabetic neuropathy. Now in Phase III for the treatment of diabetic neuropathy in the U.S.	Tablet	Dainippon Sumitomo Pharma	——	——	——	——▷		Scheduled for FY2009*4
Gastroenterology	ACIPHEX/PARIET (E3810) (Additional indication)	Japan	**Eradication of *H. pylori* in Combination with Antibiotics** Currently indicated for the treatment of peptic ulcers, erosive GERD and Zollinger-Ellison syndrome in Japan. Submitted for the eradication of *H. pylori* infection.	Tablet	In-house	——	——	——	——	——▷	Mar. 2005
		Japan	**Symptomatic GERD** Currently indicated for the treatment of peptic ulcers, erosive GERD and Zollinger-Ellison syndrome in Japan. Submitted for the treatment of symptomatic GERD	Tablet	In-house	——	——	——	——	——▷	Mar. 2006
		U.S.	**Intermittent Therapy for Symptomatic GERD** Currently indicated for the treatment of erosive GERD, duodenal ulcers and Zollinger-Ellison syndrome and eradication of *H. pylori* infection in the U.S. Now in Phase II for the intermittent therapy of symptomatic GERD.	Tablet	In-house	——	——	——▷			
	clevudine	Asia	**Anti-hepatitis B Agent (generic name: clevudine)** Clevudine is an antiviral agent for the treatment of chronic hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. A Phase III study in China is in preparation. In some Asian countries where no additional clinical studies are required, submission is scheduled for the fiscal year ending March 31, 2007	Capsule	Bukwang	——	——	——	——▷		FY2006*1
	GASMOTIN	Asia	**Gastroprokinetic Agent (generic name: mosapride citrate)** This compound is a selective serotonin 5-HT4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Submission is in preparation in 10 Asian countries including ASEAN members	Tablet	Dainippon Sumitomo Pharma	——	——	——	——	——▷	FY2006*1
Oncology	E7070	Japan	**Anti-cancer (gastric cancer)/Cell Cycle G1 Phase Targeting Agent (generic name: indisulam)** The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Now in Phase II for gastric cancer as a novel mechanism of anti-cancer agent.	Injection	In-house	——	——	——▷			
	E7389	U.S.	**Anti-cancer (breast cancer)/Microtubule Growth Suppressor** E7389 is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumors by inhibiting cell division by blocking microtubule growth. Currently running Subpart H application study for breast cancer and Phase III study for breast cancer was initiated	Injection	In-house	——	——	——	——▷		FY2006*1 Subpart H application
		U.S.	**Anti-cancer (breast cancer, non-small cell lung cancer, prostate cancer)/Microtubule Growth Suppressor** E7389 is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumors by inhibiting cell division by blocking microtubule growth. POC for breast cancer and non-small cell lung cancer was achieved. Phase II study for breast cancer for Subpart H application in progress. Now in Phase II for prostate cancer			——	——	——▷			
	E0167	Japan	**Recurrence of Hepatocellular Carcinoma/Vitamin K_2** Vitamin K_2 (menatetrenone) is currently indicated for the treatment of osteoporosis. Now in Phase II for the prevention of recurrence of hepatocellular carcinoma	Capsule	In-house	——	——	——▷			FY2008*3
Locomotory system	T-614	Japan	**Rheumatoid Arthritis (generic name: iguratimod)** Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Expected to treat chronic rheumatoid arthritis	Tablet	Toyama Chemical	——	——	——	——	——▷	Sep. 2003
	D2E7	Japan	**Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab)** By blocking the activity of Tumor Necrosis Factor-alpha (TNF-alpha), which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with rheumatoid arthritis (RA). Submitted for the treatment of RA	Injection	Abbott	——	——	——	——	——▷	Dec. 2005
		Japan	**Psoriasis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab)** By blocking the activity of Tumor Necrosis Factor-alpha (TNF-alpha), which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with psoriasis. Currently submitted for rheumatoid arthritis. Now in Phase II for psoriasis			——	——	——▷			
Other areas	TAMBOCOR (E0735) (Additional indication)	Japan	**Paroxysmal Atrial Fibrillation, Flutter** The compound has already been approved as the treatment for ventricular tachyarrythmias in Japan and is filed for the treatment of paroxysmal atrial fibrillation, flutter	Tablet	3M	——	——	——	——	——▷	Dec. 2004
	E7210 (Suspended)	Japan	**Ultrasonic Contrast *Medium*** Microbubbles of E7210 reflect ultrasound. Phase II study is suspended	Injection	Bracco	——	——	——▷			
	E5564	U.S. EU	**Severe Sepsis/Endotoxin Antagonist (generic name: eritoran)** A synthetic endotoxin antagonist, E5564, showed expected safety and efficacy profile in patients with severe sepsis caused by endotoxins from various types of gram-negative bacteria. Phase III study initiated.	Injection	In-house	——	——	——	——▷		FY2009*4
	KES524	Japan	**Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine)** Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in loss of body weight	Capsule	Abbott	——	——	——	——▷		FY2007*2
	E5555	U.S. EU	**Acute Coronary Syndrome (ACS)/Thrombin receptor antagonist** Inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. Phase II study for the treatment of ACS initiated	Tablet	In-house	——	——	——▷			
	IOMERON (E7337) (Additional dosage and administration)	Japan	**X-ray Contrast Medium** Currently indicated for CT (computerized tomography) angiography. Indication for CT angiography with new dosages are under development	Injection	Bracco	——	——	——▷			

Notes: 1. Year ending March 31, 2007 2. Year ending March 31, 2008 3. Year ending March 31, 2009 4. Year ending March 31, 2010



Dramatic Leap Plan

- Innovation to Create First-in-Class, Best-in-Class Drugs
- Globally Effective Use of Management Resources

Eisai's Goals







Consolidated Profit Targets

The following are consolidated targets for the fiscal years ending March 31, 2012.


Net Sales:
CAGR* 9%
2006
¥601.3 billion
2012 Target
1 trillion


R&D Expenses:
CAGR 13%
2006
¥93.2 billion
2012 Target
¥200.0 billion


Operating Income:
CAGR 13%
2006
¥95.7 billion
2012 Target
¥200.0 billion


Net Income:
CAGR 11%
2006
¥63.4 billion
2012 Target
¥120.0 billion


Return on Equity
2006
13.0%
2012 Target
16.0%


Dividends on Equity
2006
5.3%
2012 Target
8.0%


Earnings per Share
2006
¥221.9
2012 Target
¥420.0

* Actual Values and CAGR (compound annual growth rates) for the fiscal year ended March 31, 2006 through the fiscal year ending March 31, 2012

Dramatic Leap Plan

Reform of the Income Structure


(%)
100
80
60
40
20
0
Operating Income
15.9%
R&D Expenses
15.5%
SG&A Expenses
51.2%
Cost of Sales
17.4%
Operating Income
20.0%
R&D Expenses
20.0%
SG&A Expenses
45.0%
Cost of Sales
15.0%
Fiscal year ended March 31, 2006
Fiscal year ending March 31, 2012

In the first half of the six-year plan, we will aggressively make up-front investments in patient value creation and growth opportunities, such as in R&D, the start-up of the oncology business, the development of new products, and transformation strategies (see page 22). In the second half of the six-year plan, we will launch new products, perform our own independent marketing (see page 22), and achieve our transformation strategy, which will help us to curb increases in SG&A expenses and cost of sales, and further increase profitability while supporting higher R&D spending.

Sales Target by Region

To achieve a well-balanced sales mix in global markets, we have set a sales mix target ratio for Japan, the United States, and Europe/Asia of approximately 35:45:20. In the largest market, the United States, we aim to maintain double-digit growth, and in Europe/Asia, our goal is to double the percentage of sales that this combined region contributes. In Japan, we intend to achieve a growth rate that is substantially above that of the pharmaceutical market overall. (Fiscal years ending March 31)


Europe
2006 ¥45.5 billion
2012 Target ¥140.0 billion
U.S.A.
2006 ¥253.1 billion
2012 Target ¥440.0 billion
Japan
2006 ¥285.1 billion
2012 Target ¥360.0 billion
Asia and Others
2006 ¥17.6 billion
2012 Target ¥60.0 billion
Overseas Total
2006 ¥316.2 billion
2012 Target ¥640.0 billion
Begins

Dramatic Leap Plan

To promote further global growth and continue to raise corporate value, Eisai will implement the "Dramatic Leap Plan," its 5th Medium-term Strategic Plan covering the six-year period beginning with the fiscal year ending March 31, 2007 through the fiscal year ending March 31, 2012.

Composition of Sales by Product


(%)
100
80
60
40
20
0
¥250.3 billion
(42.0%)
¥154.5 billion
(25.7%)
¥196.5 billion
(32.7%)
58.4%
48.2%
¥300.0 billion
(30.0%)
¥218.0 billion
(21.8%)
¥207.0 billion
(20.7%)
¥275.0 billion
(27.5%)
New Products
Other Existing Products
AcipHex®/ Pariet®
Aricept®
Fiscal year ended March 31, 2006
Fiscal year ending March 31, 2012

Eisai will continue to aggressively maximize product value by adding new indications and creating new formulations of existing products, specifically *Aricept*® and *AcipHex*®/*Pariet*®. With regard to new products, we are proceeding with the R&D of new compounds in the pipeline, and we will continue to steadily work to obtain approvals and authorizations as scheduled. These actions will ensure the continued growth of *Aricept*® and *AcipHex*®/*Pariet*®. However, as new products come to contribute more revenue, *Aricept*® and *AcipHex*®/*Pariet*® will account for a relatively smaller percentage of overall sales by the fiscal year ending March 31, 2012. At Eisai, we are pursuing R&D with the goal of having currently existing products contribute around 70% and new products around 30% of net sales in the fiscal year ending March 31, 2012.

Innovation to Create First-in-Class, Best-in-Class Drugs

Focus Areas

Allocating Resources on a Priority Basis to the Focus Areas of Integrative Neuroscience and Integrative Oncology

New Drugs

R&D Centered on Two Focus Areas

R&D Structure

Formation of a Global R&D Structure to Improve R&D Capabilities

Focus Areas

Allocating Resources on a Priority Basis to the Focus Areas of Integrative Neuroscience and Integrative Oncology

Establishing focus areas in R&D ensures that we always have access to the most up-to-date information from all sources on relevant markets, competitors, and technologies. Such abundant information facilitates decision making and enhances the chances of R&D success. Eisai realizes that progressively transforming its focus areas, working to bring enhanced benefits to a greater number of patients, and striving for future growth are key to creating even higher levels of patient value. Thus, we have established integrative neuroscience and integrative oncology—which, in accordance with our Dramatic Leap Plan, address areas with the greatest unmet medical needs (health care needs that have yet to be met in any country)—as focus areas and intend to invest 75% of our R&D capital resources in these two areas.

In the integrative neuroscience area, our goals are to create new therapeutic drugs—including through joint research with outside institutions for initial drug development—for treating neurodegenerative disorders, such as Alzheimer's disease, and to conduct research on other neurological disorders, such as epilepsy and mental disorders. In the integrative oncology area, we are taking a highly advanced and multifaceted R&D approach to cancer treatment, a constantly evolving area. At the same time, we are enhancing our oncology pipeline, which includes support therapies, such as treatments for pain, anemia, and nausea, that are vital to increasing patient benefits.

Integrative Neuroscience Pipeline



Submission Target
Launched or submitted
...Fiscal year ending March 31, 2009
...Fiscal year ending March 31, 2012
Fiscal year ending March 31, 2013...
Brain Science
Neuro Internal Medicine
Neuro Degenerative Disorders
Alzheimer's Disease
Aricept®
E2012
Immunotherapy (DNAVEC, BioArctic)
Genes responsible (TorreyPines)
Vascular Dementia
Aricept®
Mild Cognitive Impairment
Aricept®
Parkinson's Disease
E2007
Multiple Sclerosis
E2007
Erił®
Other Neurological Disorders
Epilepsy
Zonegran®
rufinamide
E2007
Migraine Prophylaxis
Maxalt®
E2007
Diabetic Neuropathy
Methycobal®
AS-3201
Muscle Stress
Myonal®
E2014
Brain Science
Psychiatry
Psychiatric Disorders
Depression
Neurosis
New Projects (Including Business Development)

Integrative Oncology Pipeline



Submission Target
Launched or submitted
...Fiscal year ending March 31, 2009
...Fiscal year ending March 31, 2012
Fiscal year ending March 31, 2013...
Oncotherapy
Tumor Regression
Tumor Suppression
Life-span Prolongation
Novel Anti-Mitotic
E7389: Microtubule Growth Suppressor
E7974: Hemiasterlin Type Tubulin Polymerization Inhibitor
Novel Mechanism
E7070: Cell Cycle G1 Phase Targeting Agent
E7107: Novel Anti-tumor Agent Derived from Fermentation
Anti-Angiogenesis
E7820: Integrin Alpha-2 Expression Inhibitor
E7080: VEGF Receptor Tyrosine Kinase Inhibitor
Prevention of Recurrence
E0167: Vitamin K2 Prevention of Hepatocellular Carcinoma Recurrence
Supportive Therapy in Oncology
Cancer-Related Pain
Prialt®: Severe Chronic Pain
DVT
Fragmin®: Anti-Clotting
New Projects (Including Business Development)

New Drugs

R&D Centered on Two Focus Areas

By anticipating scientific and technological developments, conducting globally integrated discovery, development, and clinical research, and filing new drug applications, Eisai seeks to achieve the on-schedule production of groundbreaking new drugs (first-in-class) or drugs that possess clear advantages over existing therapies (best-in-class), mainly in the two focus areas. Essential to achieving the goals of our new Dramatic Leap Plan is the consistent achievement of on-time approval and authorization of key compounds in the pipeline. In addition, a major theme will be to maximize the value of new molecular entities, including projects filed for approval, as well as the value of existing drugs like *Aricept*® and *AcipHex*®/*Pariet*®. We will also continue to conduct R&D through both in-house and joint research with the goal of contributing to patients by providing them with new indications and formulations.

14 NMEs (New Molecular Entities)—A Foundation for Future Growth

Our pipeline currently includes 14 NMEs, including licensed products and those that have already been filed for approval. Among the global product candidates considered commercial successors to *Aricept*® and *AcipHex*®/*Pariet*® are E2007, E5564, and, for breast cancer, E7389, which is scheduled for Subpart H submission in the United States in the fiscal year ending March 31, 2007. In the fiscal year ending March 31, 2008, we plan to file new drug applications for E2007 for Parkinson's disease in the United States and Europe, and, in the fiscal year ending March 31, 2010, for E5564 for severe sepsis simultaneously in the United States, Europe, and Japan.

We are in the process of obtaining approval in Japan for T-614 and D2E7 as treatments for rheumatoid arthritis and have already submitted applications in Europe and the United States for rufinamide as a treatment for epilepsy.

New Drug Filing Schedule

New Products: 14
New Indications and Formulations: 9
(Filed to fiscal year ending March 31, 2012)

	Filed	Fiscal year ending March 31, 2007	Fiscal year ending March 31, 2008	Fiscal year ending March 31, 2009	Fiscal year ending March 31, 2010	Fiscal year ending March 31, 2011	Fiscal year ending March 31, 2012
E7820: Cancer (U.S.)							◆
E2012: Alzheimer's Disease (U.S., Europe)						◆	
E5555: Acute Coronary Syndrome (U.S., Europe)						◆	
AS-3201: Diabetic Neuropathy (U.S., Europe)					◆		
E5564: Severe Sepsis (U.S., Europe)					◆		
E0167: Recurrence of Hepatocellular Carcinoma (Japan)				◆			
E2007: Parkinson's Disease (U.S., Europe)			◆				
KES524: Obesity Management (Japan)			◆				
clevudine: Hepatitis B (Asia)		◆					
E2014: Cervical Dystonia (Japan)		◆					
E7389: Breast Cancer (U.S.)		◆					
rufinamide: Lennox-Gastaut Syndrome, Epilepsy (U.S., Europe)							
D2E7: Rheumatoid Arthritis (Japan)	◆						
T-614: Rheumatoid Arthritis (Japan)	◆						
AcipHex/Pariet®: Extended Release Formulation (U.S., Europe)					◆		
AcipHex®: OTC (U.S.)			◆				
Pariet®: Symptomatic GERD (Japan)	◆						
Pariet®: *H. pylori* Eradication (Japan)	◆						
Aricept®: Transdermal Patch Formulation (U.S., Europe)					◆		
Aricept®: Sustained Release Formulation (U.S., Europe)					◆		
Aricept®: Efficacy for Pediatrics (U.S.)					◆		
Aricept®: VaD (U.S.: Submitted, EU: Resubmission in preparation)	◆						
Aricept®: Severe Alzheimer's Disease (U.S., Europe, Japan)	◆						

In the fiscal year ending March 31, 2007, we are scheduled to submit applications for E2014, a treatment for cervical dystonia, in Japan, and for clevudine, a treatment for chronic hepatitis B, in Asia. In the fiscal year ending March 31, 2008, we are scheduled to submit an application for KES524 for obesity management in Japan and, in the fiscal year ending March 31, 2009, we intend to submit an application for E0167 for the prevention of the recurrence of hepatocellular carcinoma, also in Japan. In the fiscal year ending March 31, 2010, we plan to submit an application for AS-3201 as a treatment for diabetic neuropathy in the United States and Europe. In the fiscal year ending March 31, 2011, applications are scheduled to be filed in the United States and Europe for E5555 as a treatment for acute coronary syndromes and for E2012 for Alzheimer's disease. In the fiscal year ending March 31, 2012, an application is scheduled to be filed for E7820 as a cancer treatment in the United States.

Maximization of Existing Product Value

Eisai is maximizing product value through new indications and new formulations for *Aricept®* and *AcipHex®/Pariet®*. Eisai has already applied for the approval of the additional indication of severe Alzheimer's disease for *Aricept®* in Japan, the United States, and Europe, and for vascular dementia in the United States. In addition, we are conducting R&D on new sustained-release and transdermal patch formulations for which we plan to submit applications in the United States and Europe in the fiscal year ending March 31, 2010, and that we hope will provide benefits in treating non-Alzheimer's disease indications in the pediatric population.

As for *AcipHex®/Pariet®*, we have applied for the approval of new indications for *Pariet®* as an *H. pylori* eradication treatment and as a symptomatic gastro-(o)esophageal reflux disease (GORD/GERD) treatment in Japan. In addition, we are considering an OTC version of *AcipHex®* in the United States and conducting research into extended release formulations in the United States and Europe.



R&D Structure

Formation of a Global R&D Structure to Improve R&D Capabilities

At Eisai, we are promoting close collaboration among our research centers in Japan, the United States, and Europe. However, to realize more efficient R&D and raise productivity, we must create a global R&D structure at every stage of R&D.

New Drug Development— Improving Exploratory Capabilities in Japan, the United States, and Europe

In Japan, Eisai is taking steps to further improve the Tsukuba Research Laboratories' drug discovery technologies as well as to streamline new drug development and improve productivity, particularly in our focus areas. In conjunction with these efforts, we will strengthen our global platform technology base, including "-omics" technologies and compound libraries, as we continue to forge stronger cooperative ties that will enable us to effectively draw on this technology base at each of our drug development labs. In the fiscal year ending March 31, 2007, the KAN Research Institute, Inc., our basic research subsidiary, will relocate to Kobe where other biotechnology-related research institutes are gathered. We will make this our base for translational research, i.e., transitioning from basic to applied research by promoting stronger joint research ties with academia.

Overseas, in the fiscal year ending March 31, 2007, we will expand the Eisai Research Institute of Boston Inc. and increase the number of researchers. In the fiscal year ending March 31, 2008, we will expand the functions of our laboratory in London at our European strategic business hub, which is now under construction.

KAN Research Institute (Japan)
Tsukuba Lab. (Japan) Boston Lab. (U.S.) London Lab. (U.K.)
Eisai Global Clinical Development (U.S., Europe, Japan, Asia)
Regulatory Affairs
Eisai R&D Management Co., Ltd.
Project Management and Resource Distribution
Translational Area
Basic Science & Technology

These efforts will help to improve our discovery research capabilities at our Japanese, U.S., and European bases, and give us the ability to select new drug candidate compounds for development at each of these sites. In addition, we plan to increase global drug discovery and development research staffing from the current level of approximately 760 people to nearly 1,000.

Clinical Research— Merging & Strengthening Clinical Research Capabilities in Japan, the United States, Europe, and Asia

Consistent with the overall globalization of clinical research, clinical trial sites are no longer located only in Japan, the United States, and Europe, but are spreading throughout the world to such countries as Russia, India, and South Africa. To ensure that clinical trials are based on unified decision making in the United States, Europe, Japan, and elsewhere in Asia, Eisai will merge global clinical research functions under Eisai Global Clinical Development (EGC) and integrate global clinical research operations. This centralization will enable Eisai to fortify its clinical pharmacology, data management, and biostatistics functions. In the Asian region, we will establish a clinical research management base equipped with clinical trial operation and global data management center functions.



These efforts will help us to construct a system that enables the simultaneous filing of applications in the United States, Europe, Japan, and elsewhere in Asia. To deal with these expanded functions, we are planning to increase our global clinical research staff from the current level of almost 500 to approximately 800.

Establishment of Eisai R&D Management Co., Ltd.

In April 2006, we established Eisai R&D Management Co., Ltd., to manage and support international project team (IPT) activities, which are formed around each R&D project and to facilitate the discovery of new drugs in a timely manner. Eisai R&D Management optimizes the allocation of resources and personnel and establishes systems for management through the support of the IPT for each project. In addition, important decision making at Eisai R&D Management will be performed by everyone with R&D function responsibility and by those in charge of marketing as well as regulatory affairs and safety management. This new management system will promote further improvement in R&D efficiency and allow the proper allocation of R&D resources, including aggressive investments in advanced technology.

Multifaceted Approach to New Alzheimer's Disease Drug Development

Masahiro Yonaga, Ph.D., Director, Discovery Research Laboratories I, Discovery & Development Research Headquarters (right)
Hiroyuki Kato, Director, Strategic Research Planning, Discovery & Development Research Headquarters (left)

With the cause of Alzheimer's disease currently unknown, it is extremely difficult to come up with a definitive cure. In the research of therapeutic drugs, we are moving from a first-generation approach based on the "cholinergic hypothesis," upon which *Aricept®* is based, to a second-generation approach based on the "amyloid cascade hypothesis," which postulates that beta-amyloid aggregation causes neuronal cell death. This second-generation approach targets the development of therapeutic drugs that go a step further, in that they slow down the progression of the disease by acting upon its underlying mechanism.

At Eisai, we are approaching the development of second-generation therapeutic drugs from multiple angles. E2012, a compound now under clinical development, represents one of these approaches. Incorporating the modulating agent of gamma-secretase, a proteolytic enzyme that triggers the production of beta-amyloid, E2012 was developed from a base structure discovered in Eisai's compound library. To deliver this drug as soon as possible to the many people who suffer from Alzheimer's disease, we are aggressively employing such advanced technologies as biomarkers, establishing evaluation criteria for immediate and definite efficacy assessment, and pursuing clinical research. In addition to E2012, in collaboration with outside research institutes, we are taking a multifaceted approach to new drug development that includes antibody and vaccine therapies.

Further, Eisai is pursuing a third-generation approach, which includes the search for new drug development targets by applying genomic and neuronal regeneration technologies.

From its drug research field, Eisai will continue to challenge new horizons in drug development for Alzheimer's disease so as to increase the benefits provided to patients and their families.



Globally Effective Use of Management Resources

Reengineering Our Business Model
Reengineering Our Business Model to Capture Growth Opportunities

The Americas
Maintaining Double-Digit Growth in the World's Largest Pharmaceutical Market, the United States

Japan
Achieving the Leading Market Share in Franchise Areas

Europe
Driving Existing Product Growth and Building New Product Revenue

Asia,Oceania, and the Middle East
Expanding Business in India and China

Reengineering Our Business Model

Reengineering Our Business Model to Capture Growth Opportunities

The business environment surrounding the pharmaceutical industry is going through a time of drastic change as a result of scientific and technological advances, developments in health care systems, the ascendance of new economic blocs transcending national boundaries, and the growing prominence of emerging nations. To ensure that the Company captures growth opportunities under these market conditions, Eisai believes it is important that its business structure has enough flexibility to respond to whatever situations that may arise in any part of the world and that this system be able to manage the finer points of its business and carefully handle issues on an individual basis. From the fiscal year ending March 31, 2007, Eisai will gradually implement three structural and system-related strategies that will enable it to realign its business, so that it can create value more efficiently and further raise productivity.



World Headquarters Concept

In the 5th Medium-term Strategic Plan, we presented the idea of "Value Creation at All Places by the Best People with the Appropriate Structure" and promoted the World Headquarters (WHQ) concept. The above-mentioned business model will involve establishing Global Function (GF) organizations that will play key roles in our pharmaceutical business in the most suitable countries and regions of the world, as well as Regional Headquarters (RHQs) in the United States, Europe, Japan, and elsewhere in Asia. The intent is to maximize efficiency and productivity in each functional area by forging close cooperation between GFs and RHQs. Although many GFs are located in Japan for the moment, we will sequentially transfer GFs handling marketing and clinical research to the United States, regulatory science to Europe, and transformation strategy to elsewhere in Asia in the future. In addition, we organized the Global Policy & Strategy Committee, which interactively examines the globally important managerial issues.

Function \ Region		Japan	U.S.	Europe	Asia
Corporate Management Planning		●	○	○	○
Business Strategy	Global Marketing	○	●	○	○
	Pipeline / Business Development	●	○	○	○
R&D	Discovery Research	●	○	○	○
	Development Research	●	○	○	○
	Clinical Research	○	●	○	○
	Regulatory Science	○	○	●	○
	Management, etc.	●	○	○	○
Production & Logistics	Planning and Management of Production and Logistics	●	○	○	○
Regulatory, Compliance, and Quality Assurance	Regulatory Affairs	●	○	○	○
	QA	●	○	○	○
	Safety Management	●	○	○	○
Intellectual Property		●	○	○	○
IR		●	○	○	○
Corporate Ethics, Internal Control, and Risk Management		●	○	○	○
CSR and Environment & Safety		●	○	○	○
HR Management and Development		●	○	○	○
Transformation		○	○	○	●

GFs RHQs (As of 2006)

Global Policy & Strategy Committee Members

Haruo Naito	David Jefferys
Soichi Matsuno	Seiichi Kobayashi
Hideaki Matsui	Michael Lewis
Makoto Shiina	Jiro Hasegawa
Noboru Naoe	Mindell Seidlin
Yasushi Okada	Nobuo Deguchi
Hajime Shimizu	Kenta Takahashi
Lonnel Coats	Douglas Snyder
Yutaka Tsuchiya	Toshio Arai
Paul Hooper	Kenji Toda
Yukio Akada	Hideki Hayashi
Thaweesak Sithongsurapana	Akira Fujiyoshi
Kentaro Yoshimatsu	Ed Broughton
	Stewart Geary
	Kazuo Hirai

Independent Marketing

Eisai has been jointly promoting the global blockbusters *Aricept®* and *AcipHex®/Pariet®* with partner companies since their launch. However, Eisai plans to take complete control and globally market future new products through its own independent efforts in order to further increase its profitability. In the United States in particular, the center for oncology R&D, we will establish a marketing GF, and in the United States, Europe, Japan, and elsewhere in Asia, we will fortify our RHQ system so that we can promote impactful local marketing tailored to the unique characteristics and circumstances of each region. In addition, as we globally increase the number of MRs in each therapeutic focus area, we will organize a unit of MRs specializing in integrative oncology.

Transformation

To build a flexible structure capable of responding to any situation that may occur in our global business territories, it is essential that we operate in a number of technologically advanced and highly productive regions. From a medium-term perspective, Eisai has emphasized the long-term importance of expanding operations in India, not only as an effective way to reduce costs, but also because of the huge potential offered in such areas as clinical research, data management, statistical analysis, process research, drug formulation study, and production. Therefore, we intend to locate these functions in India in addition to other regions. We are positioning India as our fourth base for value creation after Japan, the United States, and Europe and seek to achieve innovation in knowledge creation by expanding our business in that country. As a base for new drug discovery to satisfy unmet medical needs in Asia and Africa, we will put these advantages to maximum use.



The Americas

Maintaining Double-Digit Growth in the World's Largest Pharmaceutical Market, the United States

In the world's largest pharmaceutical market, the United States, we expect the implementation of Medicare Part D* to affect the future rate of market growth. Nevertheless, we still anticipate that the market will continue to grow. Given these conditions, we have set our sights on maintaining double-digit growth, higher than the industry average, in the United States, and achieving sales of ¥440.0 billion in the Americas in the year ending March 31, 2012 - amounting to an average annual growth rate of 10%.

Because the majority of people who suffer from Alzheimer's disease are covered by Medicare Part D, we expect demand for *Aricept®* to grow. Therefore, we are promoting educational programs targeted at the early diagnosis of Alzheimer's disease. At the same time, with the composition patent set to expire in 2010, we are taking steps to create a more powerful marketing organization and maximize product value.

With respect to *AcipHex®*, consecutive expirations of other branded proton pump inhibitors (PPIs)' composition patents are expected to generate major changes in the market environment in 2009 and beyond. Eisai will adapt to this new environment by raising brand awareness through promotional activities that emphasize the product's features and by implementing flexible pricing policies. In addition, we plan to maximize product value by marketing new indications and new formulations and implementing measures and policies in preparation for the expiration of our composition patent in 2013.

With respect to *Zonegran®*, although the market environment is challenging because of the entry of generic drugs, we will continue to promote activities targeted for patients and provide a stable supply of this high quality product.

In integrative oncology, one of Eisai's long-standing focus areas, we are actively promoting the development of new drugs and starting up a business unit to prepare for the approval of the anti-cancer agent E7389, as well as investing in the establishment of a new production facility.

To satisfy unmet medical needs in regions outside the United States, Eisai plans to enter the markets of Canada, Mexico, and Brazil.

* Medicare Part D is a program to absorb the costs of prescription drugs for beneficiaries of Medicare, a health insurance program administered by the United States government, covering people who are age 65 and over.

Providing Health Care Professionals with Medicare Part D Information which They Need to Help Patients

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) represents the most significant change to the U.S. Medicare program since its inception in 1965. Part D of the MMA (i.e., the Medicare Drug Benefit) will provide drug coverage for many individuals who previously had none.

We asked Michael Motto of Eisai Inc. and Richard G. Stefanacci, DO, MGH, MBA, AGSF, CMD, Founding Executive Director, Health Policy Institute University of the Sciences in Philadelphia, to share their thoughts on this program.



Michael Motto, Senior Director, Managed Markets Group, Eisai Inc.

According to Michael Motto, "It really is in our collective best interest that Medicare Part D is a very successful program. However, since there are many options for Medicare Part D, patients are looking for direction. We need to do all that we can to ensure that physicians have the appropriate information since they are being called upon by their patients as a resource."

"In a study focusing on where seniors are going for information regarding Part D, physicians were the number one source followed by pharmacists. When you look at those two channels, pharmaceutical companies and MRs play a vital part in communicating with these people," says Dr. Stefanacci.

Michael Motto added, "Eisai has implemented many Part D information programs across the country that have brought great value to health care professionals. By providing this much-needed information, we are in fact contributing to a more robust enrollment that, ultimately, will help those patients that need the drug benefit most. There are patients who were not receiving drugs such as *Aricept®* and *AcipHex®* due to financial barriers. The Medicare Part D program certainly is of great benefit to those patients that are most needy."

Japan

Achieving the Leading Market Share in Franchise Areas

In the Japanese market, the outlook is for continued low growth due to policies to reduce health care spending, including National Health Insurance price revisions. Nevertheless, in the fiscal year ending March 31, 2012, Eisai aims to achieve sales of ¥360.0 billion and average annual 4% growth over the duration of its plan through additional expansion in the prescription pharmaceuticals business and reforms in the consumer health business.

In the prescription pharmaceuticals business, our goal is to achieve the leading market share in the three franchise areas of neurology, gastroenterology, and the locomotory system. We are taking steps, including the expansion of *Aricept*® and *Pariet*® sales and new product launches, to achieve a compound annual growth rate of 7%, higher than the market average, by the fiscal year ending March 31, 2012.

Regarding *Aricept*®, we are reinforcing our disease-management efforts and improving the communication of information directed at the general public, including dementia-related educational activities. After we obtain approval of an additional indication for the treatment of severe Alzheimer's disease, we anticipate that *Aricept*® will be the only drug capable of treating the full spectrum from mild-to-severe Alzheimer's disease, which will solidify its position in the market.

Our sales promotion campaigns for *Pariet*® are focused on early detection and diagnosis, and we are designing powerful marketing campaigns that help forge constructive links between regional medical institutions.

Eisai strives to file new drug applications and to secure scheduled approval while strengthening its marketing alliances and working to fortify its product portfolio in franchise areas. In the consumer health business, the Company is reexamining its entire value chain in order to increase profitability.

Dementia Educational Activities

Chihiro Takayama, Director, CNS Product Planning Department, Prescription Drug Division; General Manager, Neurology Franchise

In Japan, an aging society with an estimated 1.7 million elderly people suffering from dementia, a cure is being sought for dementia, including Alzheimer's disease.

Eisai continues to conduct dementia educational activities through forums, newspapers, and TV advertisements with the goal of helping to create a society where elderly dementia patients can live in a better social environment. Following an educational campaign on the subject of dementia conducted by the Ministry of Health, Labour and Welfare, Eisai cosponsored and helped run "Dementia Town Meetings" at six locations throughout Japan in the fiscal year ended March 31, 2006. The forums are targeted at a general audience, and Eisai has been sponsoring them since the fiscal year ended March 31, 2002. A total of 35,000 people have participated in these forums, including nearly 10,000 people in the fiscal year ended March 31, 2006.



In addition, we sponsor a dementia examination support program for primary-care physicians as they are the most likely to be consulted by people becoming concerned about failing memory. As part of this program, we have people playing the role of patients and instructors and have physicians demonstrating the examination process in order to assist physicians in the early detection of dementia. We hope that such programs will help to create more opportunities for people seeking consultation for their memory loss.

If better health care and nursing care systems capable of early diagnosis and treatment were available, it would enable patients to live richer and more productive lives by maximizing their remaining physical and mental capacities. Our activities help to further the understanding of dementia, and we hope they will lead to the improvement of the quality of life (QOL).

Europe

Driving Existing Product Growth and Building New Product Revenue

While the European pharmaceutical market has been negatively impacted by reductions in health care spending, especially in the United Kingdom, Germany, France, Spain, and Italy, we anticipate the overall market will witness compound annual growth of 7% by the fiscal year ending March 31, 2012. In the years ahead, Eisai's goal is to expand its efforts and to this end it is promoting the development of a sales network in Europe that includes coverage in new EU member states as well as non-member states. In the fiscal year ending March 31, 2012, Eisai expects to achieve sales of ¥140.0 billion as well as a 21% compound growth rate over the duration of its strategic plan.

Currently, Eisai operates businesses in 12 countries in Europe. In order to achieve our business targets, we plan to expand into 30 countries in Europe, including the entire EU, Central and Eastern Europe, and Russia.

In the United Kingdom, Germany, and France, where we market *Aricept®* through co-promotion with partners, we will be adding new indications and formulations, and, in other regions where we co-promote *Aricept®*, we will continue to forge strong relationships with our partners and make efforts to increase our market share. In addition, Eisai is aggressively expanding its business for *Pariet®* in Germany, the United Kingdom, and other European countries, and is strengthening its marketing and sales promotion campaigns in other European regions with the goal of achieving sustained growth.

The marketing exclusivity for *Zonegran®*, which commenced sales last year, will be preserved until 2015, and we expect significant growth for this mainstay product in the neurology area in the years ahead.

In February 2006, Eisai acquired the European rights to develop, manufacture, and market *Prialt®*, a treatment for severe chronic pain, from Elan Corporation, plc., and began marketing the drug in the United Kingdom and Germany in July 2006. The *Prialt®* launch means that Eisai can begin moving into markets related to the oncology segment, which is one of our focus areas, while also satisfying unmet medical needs. We are also trying to add new indications to *Zonegran®* and actively license-in new products. .


Zonegran
Zonegran
Zonegran
Sicher & verträglich
Ausgereift
Eisai



European Knowledge Center *(Architect's model)*

Asia, Oceania, and the Middle East

Expanding Business in India and China

Despite sluggishness in some Asian countries due to policies intended to reduce drug spending, the pharmaceutical markets of China and India are seeing dramatic growth, and we expect strong growth in the Asian market overall. Eisai will continually follow policies whose goals are achieving ¥60.0 billion in sales in the fiscal year ending March 31, 2012, and a 20% compound annual growth rate until the end of the current strategic plan. Eisai already has firmly established operations in East, Southeast, and South Asia, and it is now planning to establish marketing subsidiaries in the Middle East. As for Oceania, we have established a company in Australia in order to submit a new drug application for *Zonegran®* and will make efforts to have the product approved as early as possible. In the high-growth Chinese market, Eisai is working toward gaining approval for clevudine, a treatment for hepatitis B. The treatment of this disease is considered to be a tremendous unmet medical need in China. Also, to increase the production capacity for existing products, Eisai will expand and upgrade the Suzhou Factory during the fiscal year ending March 31, 2007, with the goal of achieving ¥35.0 billion in sales in the fiscal year ending March 31, 2012. For this purpose, the sales team will be increased to 1,000.

In India, a key Asian country, we are following our transformation strategy. Since the country is our fourth base for value creation after Japan, the United States, and Europe, we are leveraging its advantages in a number of areas, one of them manufacturing, and we plan to establish a production base here in the near future.

We are taking steps to reinforce our sales organization in each market in order to enhance awareness of our major products. For *Aricept®*, we are focusing on the early detection and diagnosis of dementia in India by providing support for memory clinics and preparing screening tools in the country's 12 languages. We are also seeking closer cooperation among Group companies in Japan, the United States, and Europe, with the aim of quickly introducing new indications and formulations for the product. For *Pariet®*, we are engaging in aggressive promotional activities, with a view to expanding market share.


Aricep 10

Management System

Corporate Social Responsibility (CSR) Activities

The pharmaceutical industry contributes significantly to helping people overcome disease and *maintain* health. Because of the public nature of their activities, pharmaceutical manufacturers must apply CSR principles in a variety of management situations. At Eisai, CSR is the fulfillment of our corporate mission, which is guided by a philosophy that emphasizes the conduct of business activities in a socially acceptable manner that wins the trust of our diverse stakeholders. We are committed to promoting internal controls and compliance and taking proactive measures to protect the environment and contribute to society, so as to fulfill our mandate under CSR.

Compliance

To address business compliance issues, Eisai has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines. All officers and employees are required to apply these guidelines to their daily activities. Furthermore, Eisai continuously works to improve the effectiveness of the compliance program in Japan and overseas through such measures as revising the *Compliance Handbook* regularly, promoting the use of standing consultation services inside and outside Eisai, conducting continuing training sessions for both officers and employees, and pursuing compliance risk assessments and countermeasures to minimize potential risks.

Environmental Protection

To ensure environmental protection, Eisai has introduced environmental management systems in accordance with ISO14001 standards at its principal manufacturing facilities in Japan and continues to upgrade and strengthen these facilities' environment-related controls. Other operating units and subsidiaries across the world also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations through stricter control of greenhouse gas emissions, the promotion of energy and resource conservation, and the recycling and reduction of waste.

Social Contribution Activities

In the pursuit of its corporate mission, the Company is making a number of social contribution activities, notably in the health care field. Such contributions include the sponsorship of an annual award program to honor devoted health care professionals for their outstanding dedication to medical or care services under challenging environments, encouraging research in the natural sciences and knowledge dissemination related to human diseases and their remedies, promoting interdisciplinary health care studies, including health economics, and supporting programs for young researchers. The Company also supports a number of educational programs to raise public awareness of Alzheimer's disease as well as outreach programs for elderly patients and caregivers and for victims of natural disasters throughout the world.

Corporate Governance

□ Basic Concept

At Eisai, we consider the strengthening of corporate governance to be one of the most critical issues in the achievement of our corporate philosophy, which is indicated in the Articles of Incorporation, and in increasing stakeholder value for patients and their families, shareholders, and employees.

□ Corporate Governance System

Eisai adopted a "Company with Committees System" in June 2004 to facilitate the decision-making process through the broad delegation of authority from directors to executive officers and established the clear separation of operational and corporate management functions to create greater transparency and impartiality in management.

As a "Company with Committees System," Eisai established a Nominating Committee, an Audit Committee, and a Compensation Committee under the Board of Directors as well as an Independent Committee of Outside Directors, which comprises seven outside directors. Eisai also established the Board of Directors Secretariat to be responsible for supporting the Board of Directors and the Nominating, Compensation, and Independent committees. The Management Audit Department was established to be responsible for supporting the Audit Committee.

Board of Directors

The Board of Directors is composed of 11 directors, seven of whom are outside directors.

The Board of Directors broadly delegates management decision making to executive officers within the scope of laws. Eisai has established a system of clear separation between business operation and management audits through the separation of the roles of Chair of the Board and the President and CEO, the appointment of an outside director to the post of Chair of the Board, and allowing only the President and CEO to act concurrently as a director and representative executive officer.

Under this system, the Board of Directors receives reports from executive officers regarding the execution of operations and from the Audit Committee regarding audit results, conducts objective and impartial management oversight, and makes management decisions.

Corporate Governance

A System for Ensuring Transparency and Impartiality in Management and Achieving Increased Corporate Value



General Meeting of Shareholders
Board of Directors 11 members (4 inside, 7 outside) Chair: Outside director
Independent Committee of Outside Directors
Audit Committee
Compensation Committee
Nominating Committee
Management Audit Department
Audit Committee
Board of Directors Secretariat
Executing Division
President and CEO (Representative Executive Officer)
Executive Board (Only the president has additional duties as a director)
Accounting Audit
Accounting Auditor
Global Policy & Strategy Committee
Executive officer in charge of promotion of internal control
Executive officer in charge of internal audits
Corporate Internal Control Department
Executive Officers
Individual divisions/ subsidiaries inside and outside Japan

Eisai has established an internal control policy that applies to all Group companies including Sanko Junyaku Co., Ltd., the Group's listed subsidiary.

Audit Committee

The Audit Committee, composed of three outside directors, including the committee Chairperson and two directors who are familiar with the state of affairs within the Company, ensures highly effective audits. The Audit Committee heads up the Management Audit Department and conducts audits of the Company's entire business operations while coordinating with the executive officer in charge of internal control, the Internal Audit Division, the financial auditor, and auditors in affiliated companies.

Compensation Committee

The Compensation Committee is composed of three outside directors, including a committee Chairperson, and decides on individual compensation for board directors and executive officers. With respect to compensation tied to earnings for executive officers, compensation is calculated based on the achievement of both Company and individual performance targets.

Nominating Committee

The Nominating Committee is composed of three outside directors including the Chairperson.

The Nominating Committee elects candidates selected at the general shareholders' meeting as well as outside director candidates to the Board in accordance with requirements for independence established by the Nominating Committee.

□ Internal Controls

Based on a resolution of the Board of Directors to establish a system for ensuring the proper execution of work, Eisai is instituting an "Internal Control Policy" that takes into account the executive, management, and employee perspectives to provide guidelines for proper work execution. These guidelines, already being applied at all Eisai Group companies, are essential to the continuing increase of corporate value for the entire Group and to realize the *hhc* mission.

Based on a resolution of the Board of Directors, Eisai has appointed an executive officer and established dedicated departments to promote internal controls, internal audits, and compliance. At the same time, executive officers have been placed in charge of risk management related tasks in the key areas of information management, finance, legal affairs, environmental risks, and disasters. Under this system, with each executive officer having clear authority and responsibility, we are improving internal controls in fields where these officers exercise full authority. For example, in the area of compliance, we have established a Compliance Committee made up of outside experts to act as an advisory body to the executive officers in charge. We have also established the Charter of Business Conduct, carry out routine compliance training for executive staff and employees, and have set up help desks both within the Company and at external locations to minimize our exposure to risks. With respect to financial

Independent Committee of Outside Directors

Name	Profession	Relationship to the Company									Reason for Selection as Outside Director
		a	b	c	d	e	f	g	h	i	
Tadashi Kurachi	Came from another company					○			○		Administrator, high level of discernment and ability to oversee management
Naoto Nakamura	Attorney				○				○		Legal expert, high level of discernment and ability to oversee management
Ikujiro Nonaka	Scholar				○				○		International corporate strategy expert, high level of discernment and ability to oversee management
Tadahiro Yoshida	Came from another company						○		○		Administrator, high level of discernment and ability to oversee management
Yoshiyuki Kishimoto	Came from another company					○	○		○		Administrator, high level of discernment and ability to oversee management
Ko-Yung Tung	Attorney								○		Legal expert, high level of discernment and ability to oversee management
Shinji Hatta	Scholar								○		Accounting expert, high level of discernment and ability to oversee management

Note: Types of relationship to the Company

a. Came from the parent company.
b. Came from a related company other than the parent company.
c. Is a major shareholder in the applicable company.
d. Has additional duties as an outside director or outside corporate auditor for another company.
e. Is a director with executive duties, an executive officer, etc., of another company.
f. Is the spouse, close relative, or has a similar relationship with a director with executive duties, an executive officer, etc., of the applicable company or a specified company related to the applicable company.
g. Receives compensation or other profit from assets for service as an officer of the parent company of the applicable company or a subsidiary of said parent company.
h. Has entered into a contract with the applicable company limiting responsibilities.
i. Other

* All seven Outside Directors are selected adhering to the "Requirements for the Independence of Outside Directors."

risks, Eisai is taking steps to ensure the reliability of its financial statements. To address other risks, Eisai is instituting rules and policies to facilitate smooth business operation. In addition, each Group organization is initiating a Control Self Assessment (CSA) on the developmental status of its internal control system.

Audit System

Full-time members of the Audit Committee and the Management Audit Department arrange meetings on a routine basis, or, as necessary, with the executive officer of the Internal Control Department and the Internal Audit Division to share information regarding general audit activities and exchange observations regarding the status of internal control measures. They also receive the results of internal audits of key subsidiaries through Eisai's Internal Audit Division. The financial auditor who conducts the audit periodically attends Audit Committee meetings and organizes the reporting of audit results in a timely fashion. The Audit Committee observes selected individual audits performed by the financial auditor and gathers information on the status of internal controls for audits of the entire Group while working to improve the quality of the audit of consolidated financial statements. In addition, to ensure the transparency and impartiality of the audit, the staff of the Management Audit Department are overseen by the Audit Committee and Committee members, which guarantees its ability to act independently from executive officers.

Officers' Compensation

Board of Director and Executive Officer compensation is decided individually under the following basic policy established by the Compensation Committee. Board of Director compensation consists of base salary, stock options, and retirement bonuses (however, retirement bonuses are not paid to outside directors). When an individual serves as Chairperson of the Board or the Chairperson of a committee, compensation for work performed is added to their base compensation. In addition, retirement bonuses are determined based upon executive rank and length of service. Directors who concurrently serve as executive officers do not receive directors' compensation. Compensation for executive officers is composed of base salary, bonuses, stock options, and retirement bonuses. However, the base salary is a fixed amount determined by executive rank. Bonuses are determined based upon an evaluation of Company performance and individual performance, while retirement bonuses are determined based upon executive rank and length of service.

The Amount of Compensation Paid to Directors and Executive Officers for the Period from April 1, 2005 to March 31, 2006 (Millions of yen)

	Base Compensation		Bonus (Performance-Based Compensation)		Retirement Bonus	
	Number Receiving	Amount Paid	Number Receiving	Amount Paid	Number Receiving	Amount Paid
Directors (Internal)	5	151.3	—	—	2	1,358.63
Directors (Outside)	9	71.1	—	—	2	10.40
Executive Officers	23	564.2	19	191.8	2	37.60
Total	37	786.6	19	191.8	6	1,406.63

Notes: 1. The number receiving is the total number of persons for the applicable period.
2. One new internal director was appointed during the period, and two left their posts. The number of internal directors at the end of the year was four. Director compensation was not paid to the one director who had additional duties as an executive officer.
3. Three new outside directors were appointed during the period, and two left their posts. At the end of the period, the number of outside directors was seven.
4. Four new executive officers were appointed during the period, and three left their posts. At the end of the period, the number of executive officers was 20. However, executive officer bonuses (performance-based compensation) were determined by the Compensation Committee on May 16, 2005, based on performance in the 93rd term, and were paid in July 2005. In addition, the retirement bonus to the executive officers includes such bonus paid at the time of retirement of the corporate officers.
5. The retirement bonus to the Auditors based on the 92nd Ordinary General Meeting of Shareholders held on June 24, 2004 is included in the retirement bonus to the Directors. However, retirement bonuses for outside directors have been discontinued. In addition, the retirement bonus for Yuji Naito, who passed away on October 11, 2005, was determined by the Compensation Committee on October 31, 2005, and was paid in November 2005.

□ Policy for Protection of the Company's Corporate Value and Common Interests of the Shareholders

To protect the Company's corporate value and common interests of the shareholders resulting from the achievement of our 5th Medium-term Strategic Plan, Eisai has introduced the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" (hereinafter referred to as "the Policy"), which was proposed by the Independent Committee of Outside Directors and approved at the February 28, 2006, Board of Directors' meeting.

This Policy establishes procedures in the event of large block acquisition of Eisai's shares and ensures that shareholders are adequately informed in advance so that they are able to make appropriate decisions. Also, if the procedure is not followed by the acquirer, or if the acquisition is inappropriate and would undermine the corporate value and common interest of the shareholders, the published prior notice plan enables the Company to issue new share acquisition rights to all shareholders, which the acquirer is not entitled to exercise, thus diluting the voting rights of the acquirer. The Policy shall be managed by the Independent Committee of Outside Directors and the company management team shall in no way participate in any decisions related to the evaluation of and application of policies to said buyer. This Policy shall remain in effect until June 30, 2012, the duration of the period of the 5th Medium-term Strategic Plan. However, the Independent Committee of Outside Directors and the Board of Directors shall annually review, and retain the option of discontinuing, this Policy.

Cutting-Edge Corporate Governance

Tadashi Kurachi, Outside Director (Chair)

Q: In the fiscal year ending March 31, 2006, you were assigned to act as the Chair of the Board of Directors. What are your thoughts on corporate governance at Eisai?

A: I can assure you that among listed companies in Japan, Eisai has done more than almost any other to develop its corporate governance program. There are virtually no other entities using the "Company with Committees System" in Japan that—based on a corporate philosophy of independence in governance—specifies not only that the chairmanship of their Board of Directors will be held by an outside director but also the membership of their Compensation and Nominating committees. What allows Eisai to take such bold action is its belief that the attainment of management impartiality and transparency are of paramount importance to a company in the development of its corporate governance. Because I am involved in the corporate management of another company and thus have a firsthand understanding of how difficult it is to select outside auditors and directors, I can only marvel at Eisai's leadership position over the competition.

In addition, I think that the unique selection process of its Nominating Committee sets Eisai apart. Because the seven outside directors, including myself, all come from different backgrounds, we often have lively exchanges that cover a variety of different perspectives, which makes it all very exciting.

Q: What makes this system of corporate governance effective?

A: The principal reason that Eisai's corporate governance is effective is the strong leadership provided by President Haruo Naito and the management approach he has taken. Generally speaking, the role of an outside director in a Japanese company is a formality most of the time, but Eisai is a flexible and enterprising company that always listens to the views of outsiders, and,





when necessary, it embraces those views and puts them into practice.

Q: Please provide some background on the adoption of the Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders.

A: Eisai can expect to grow in the years ahead by pursuing and achieving the goals set out in its 5th Medium-term Strategic Plan. We, the outside directors, believe that we must protect the Company stakeholders, specifically, the shareholders, patients, and employees. Therefore, we set up the Independent Committee of Outside Directors and asked for advice from a number of specialists in Japan and abroad, formed a consensus, and proposed the resulting policy to the Board of Directors. The Board of Directors approved the policy and it was then introduced. This kind of swift response to issues is a major Eisai strength.

I firmly believe that the responsibility of the outside directors, unlike that of the company management teams, which tend to be buried under work, is to actively participate in management decision making in light of macroeconomic world trends and common sense. Moving forward, I will remain committed to increasing Eisai's corporate value, and to the creation of patient value, shareholder value, and employee value.

Board of Directors and Corporate Officers

(As of June 24, 2006)

Directors



Director, President and CEO, Haruo Naito

Oct. 1975	Joined the Company
Jun. 1983	Director of the Company
Jun. 1985	Managing Director of the Company
Jun. 1986	Representative Director and Senior Managing Director of the Company
Jun. 1987	Representative Director and Deputy President of the Company
Apr. 1988	Representative Director and President of the Company
Mar. 1996	Representative Director and President of Genox Research, Inc. (current)
Jun. 2003	Representative Director and President and CEO of the Company
Jun. 2004	Director, Representative Executive Officer, President and CEO of the Company (current)
Jan. 2006	Chairman, The Naito Foundation (current)



Director, Tadashi Temmyo (Audit Committee Member)

Mar. 1970	Joined the Company
Jun. 1993	Director, Sanko Junyaku Co., Ltd. (Secondee)
Apr. 1997	Director, Japanese Business Planning Division of the Company
Apr. 1999	Director, Accounting Center, Management Planning Division
Apr. 2001	Director, Corporate Auditing Department of the Company
Jun. 2004	Director of the Company (current)



Director, Shintaro Kataoka (Audit Committee Member)

Mar. 1971	Joined the Company
Apr. 2000	Chief, Kawashima Industrial Park and Plant of the Company and the factory chief
Jun. 2001	Corporate Officer of the Company
Apr. 2003	Corporate Officer of the Company responsible for Production and Logistics
Jun. 2003	Managing Corporate Officer of the Company
Jun. 2004	Managing Executive Officer of the Company
Apr. 2005	Managing Executive Officer, Production and Logistics Headquarters of the Company
Jun. 2005	Director of the Company (current)



Director, Tetsushi Ogawa

Mar. 1971	Joined the Company
Apr. 1996	General Manager, Osaka Office
Apr. 1999	Director, Business Promotion Department, Prescription Drug Division
Jun. 2001	Chief of Secretariat Office
Jun. 2004	Director of Board of Directors' Secretariat
Jun. 2006	Director of the Company (current)



Outside Director, Tadashi Kurachi (Chair)

Apr. 1960	Joined the Bank of Tokyo, Ltd.
Jun. 1988	Director of said bank
Jun. 1991	Managing Director of said bank
Apr. 1996	Managing Director, the Bank of Tokyo-Mitsubishi Ltd.
Jun. 1996	Senior Managing Director of said bank
Jun. 1999	Representative Director and President, Kanematsu Corporation
Jun. 2004	Director of the Company
Jun. 2004	Chairman and Representative Director, Kanematsu Corporation (current)
Jun. 2005	Chair of the Company (current)



Outside Director, Naoto Nakamura (Audit Committee Member)

Apr. 1985	Member of the Second Tokyo Bar Association
Apr. 1985	Joined Mori Sogo Law Office
Apr. 1998	Founder and Partner, Hibiya Park Law Office
Feb. 2003	Founder and Partner, Law Firm of Naoto Nakamura (now Law Firm of Nakamura, Tsunoda and Matsumoto) (current)
Mar. 2003	Corporate Auditor, Asahi Breweries, Ltd. (current)
Jun. 2004	Director of the Company (current)
Jun. 2006	Corporate Auditor, Mitsui & Co., Ltd. (current)



Outside Director, Ikujiro Nonaka (Nominating Committee Chair, Compensation Committee Member)

Apr. 1958	Joined Fuji Electric Manufacturing Co., Ltd.
Apr. 1978	Professor, Department of Business Administration, Nanzan University
Apr. 1979	Professor, National Defense Academy
Apr. 1982	Professor, Institute of Business Research, School of Commerce and Management, Hitotsubashi University
Apr. 1995	Professor, Japan Advanced Institute of Science and Technology
Sept. 1997	Xerox Faculty Fellow in Knowledge, University of California, Berkeley (current)
Apr. 2000	Professor, School of International Corporate Strategy, Hitotsubashi University Graduate School (current)
Jun. 2004	Director, Fujitsu Limited (current)
Jun. 2005	Director of the Company (current)
Apr. 2006	Professor Emeritus, Hitotsubashi University (current)



Outside Director, Tadahiro Yoshida (Compensation Committee Chair, Nominating Committee Member)

Aug. 1972	Joined YKK Corporation (formerly Yoshida Kogyo K.K.)
Jun. 1978	Director of YKK Corporation
Jun. 1980	Executive Director of YKK Corporation
Sept. 1986	Representative Executive Vice President of YKK Corporation
Jul. 1993	President of YKK Corporation
Jun. 1999	Chairman and President of YKK Corporation (current)
Apr. 2002	Chairman and President, YKK AP Inc. (formerly YKK Architectural Products Co., Ltd.) (current)
Jun. 2005	Director of the Company (current)



Outside Director, Yoshiyuki Kishimoto (Audit Committee Member)

Apr. 1986	Joined Booz Allen Hamilton (Japan) Inc.
Aug. 1993	Joined McKinsey & Company, Inc., Japan
Apr. 2000	Part-time Instructor, Institute of Asia-Pacific Studies, Waseda University
Apr. 2000	Vice President, Booz Allen Hamilton Inc.
Oct. 2004	Director, Big Rental Co., Ltd. (current)
Jan. 2005	Director of Strategy, Booz Allen Hamilton Inc. (current)
Jun. 2005	Director of the Company (current)
Apr. 2006	Guest Professor, Waseda University (current)



Outside Director, Ko-Yung Tung (Nominating Committee Member, Compensation Committee Member)

Feb. 1973	Associate, Debevoise & Plimpton
Jul. 1976	Founder and Partner, Tung, Drabkin & Boynton
Jul. 1985	Partner, O'Melveny & Myers
Dec. 1999	Vice President and General Counsel, World Bank
Apr. 2000	Secretary-General, International Centre for Settlement of Investment Disputes
May 2005	Senior Counsellor, Morrison & Foester LLP (current)
Jun. 2006	Director of the Company (current)



Outside Director, Shinji Hatta (Audit Committee Chair)

Apr. 1987	Assistant Professor, Department of Business Management, Toyama Women's College (now Toyama College)
Apr. 1994	Professor, Department of Economics, Surugadai University
Apr. 2001	Professor, Department of Business Administration, Aoyama Gakuin University
Apr. 2005	Professor, Graduate School of Professional Accountancy, Aoyama Gakuin University (current)
Jun. 2006	Director of the Company (current)

Corporate Officers

President and CEO (Representative Executive Officer)
Haruo Naito

Deputy President (Representative Executive Officer), Global Pharmaceuticals Business, Global Human Resources
Soichi Matsuno

Executive Vice President (Representative Executive Officer), Management Affairs, Human Resources
Hideaki Matsui

Executive Vice President, Strategy
Makoto Shiina

Executive Vice President, Corporate Regulatory Compliance, Quality Assurance
Yoji Takaoka

Senior Vice President, Clinical Research
Jiro Hasegawa

Senior Vice President, Internal Control, Compliance, Legal Affairs, Intellectual Property
Nobuo Deguchi

Senior Vice President, Production and Logistics, Transformation
Toshio Arai

Senior Vice President, Research & Development, President, Eisai R&D Management Co., Ltd.
Kentaro Yoshimatsu

Senior Vice President, Government Relations
Kenji Toda

Vice President, General Affairs, Environment and Safety Affairs, Information System
Hiroyuki Mitsui

Vice President, Corporate Regulatory Compliance, Quality Assurance
Norio Kano

Vice President, Asia, Oceania and Middle East Business
Yukio Akada

Vice President, Consumer Health Product Division
Hideshi Honda

Vice President, Clinical Research, Japan
Hisashi Tanaka

Vice President, Pharmaceuticals Business, U.S., President, Eisai Corporation of North America, and Chairman and CEO of Eisai Inc.
Hajime Shimizu

Vice President, Pharmaceuticals Business, Europe, President of Eisai Europe Ltd.
Yutaka Tsuchiya

Vice President, Prescription Drug Division, Japan
Noboru Naoe

Vice President, Business Development
Hideki Hayashi

Vice President, Prescription Drug Division, Japan
Yasushi Okada

Vice President, Discovery & Development Research, Japan
Seiichi Kobayashi

Vice President, Corporate Communications, Investor Relations
Akira Fujiyoshi

Share Information and Return to Shareholders

At Eisai, we recognize that efforts to gain shareholder confidence and the implementation of measures that respond to shareholder expectations are management's highest priority.

Eisai's dividend policy emphasizes the continuous and stable distribution of dividends. The Company has earned a reputation for steadily paying increased dividends and thus rewarding shareholders with income gains. In the fiscal year ended March 31, 2006, for example, Eisai distributed dividends per share (DPS) of ¥90.0 (an increase from the previous fiscal year of ¥34.0), and we expect this to reach ¥110.0 (an increase of ¥20) in the fiscal year ending March 31, 2007. Our dividend payout ratio in the fiscal year ended March 31, 2006, increased 11.6 percentage points, to 40.6%, and we are looking to reach 46.9% in the fiscal year ending March 31, 2007.

To reward shareholders with capital gains as well, the Company is taking steps to increase its return on investment. Specifically, by setting our sights on growth opportunities, we are looking to enhance our return on equity (ROE) through aggressive investment. Our ROE for the fiscal year ended March 31, 2006, reached 13.0%, one of the highest among our peers in Japan.

Another high priority is to raise the dividends on equity (DOE) ratio, an indicator of free cash flow returned to shareholders, by leveraging both ROE and the dividend payout ratio through a policy that seeks to increase the dividend payout ratio, raise investment efficiency, and enhance ROE. In the fiscal year ended March 31, 2006, we raised DOE 1.6 percentage points, to 5.3%, and our goal is to reach 8.0% in the fiscal year ending March 31, 2012.

We are achieving sustainable growth and returning free cash flow to shareholders as a result, based on the common values that we share with our shareholders. At the same time, through IR programs, we are doing all that we can to proactively disclose corporate information, create greater transparency in our operations, and increase shareholder value.



Cash Dividends per Share
(¥)
(DOE: %)
DOE = Dividends on Equity (= ROE x Dividend Payout Ratio) (right scale)
DPS = Dividends Per Share (left scale)
2.4
2.5
2.6
3.7
5.3
5.9
29
32
36
56
90
110
March '02
March '03
March '04
March '05
March '06
March '07 (Planned)



Stock Price
(¥)
Nikkei Average (¥)
TOPIX (Points)
Eisai Stock Price (left scale)
Nikkei Average (right scale)
TOPIX (right scale)
March '01
March '02
March '03
March '04
March '05
March '06



Top 10 Shareholders
(As of March 31, 2006)

Name	Shares (thousands)	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	18,015	6.07%
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	14,005	4.72%
Nippon Life Insurance Co.	13,827	4.66%
Saitama Resona Bank, Limited	12,398	4.18%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,812	3.65%
Moxley and Company	8,185	2.76%
Mizuho Corporate Bank, Ltd.	6,680	2.25%
State Street Bank and Trust Company 505103	6,437	2.17%
Eisai Employee Shareholding Association	5,625	1.90%
Nomura Securities Co., Ltd.	5,437	1.83%

* Share numbers are rounded down.
* Treasury stock (10,692 thousand shares, 3.61%) is excluded as it entails no voting rights.



Transition of Breakdown of Shareholders by Category
March 31, 2005
0.5%
0.1%
4.1%
1.9%
93.4%
March 31, 2006
0.6%
0.1%
3.5%
1.7%
94.1%
Financial Institutions
Securities Companies
Other Japanese Corporations
Outside Japan, etc.
Treasury Stock
Individuals and Others



Transition of Breakdown of Shares Held by Category
March 31, 2005
3.6%
2.7%
38.1%
37.7%
1.9%
6.0%
March 31, 2006
3.6%
2.5%
40.2%
33.7%
3.3%
6.7%
Financial Institutions
Securities Companies
Other Japanese Corporations
Outside Japan, etc.
Treasury Stock
Individuals and Others

For Each and Every Employee

Since our founding, we have recognized that people are the Company's most valuable asset. As a result, we are committed to developing our employees while paying due respect to their individuality and ambition regardless of gender. We do our utmost to create a work environment where each and every employee can shine.

▣ Equal Opportunity and Corporate Culture

All of Eisai's approximately 9,000 worldwide employees share in our philosophy of *human health care (hhc)*. To put this corporate mission into practice, it is essential that we give each and every employee an equal opportunity. Eisa provides equal opportunities to men and women under this ideal, and continues to carry through on issues of equality in employment, promotions, personnel allocation, and career development.

▣ Knowledge Creation-Based Human Resource Development

For many years, Eisai has engaged in knowledge creation management, and, in 1997, it established the Knowledge Creation Division, an organization dedicated to spreading the concept of knowledge creation throughout the Company.

In the Knowledge Creation Division, we are training "knowledge leaders" who will play a key role in putting the *hhc* philosophy into practice. Knowledge leaders develop themselves through the creation of new knowledge and produce continuous business innovation. To develop such people at Eisai, we are creating an educational and training environment that will enable each and every employee to transform themselves through their own initiative.

Practically speaking, we are building a program to promote new knowledge creation through visits to nursing homes, by conducting research on life in group homes, and through the acquisition of real-life on-the-spot knowledge, the essence of the *hhc* mission. In addition, to support the acquisition of job-essential knowledge and technology, we have prepared correspondence courses tailored to the needs and study levels of employees. Eisai established an overseas education program for MBA and other studies, which develops human resources with international business skills.

▣ Creating an Environment Where Workers Can Shine

At Eisai, we believe that employees fully exercise their talents when in a comfortable and safe work environment. Therefore, we have done everything that we can to foster an environment where all employees can shine. An example of this is our adoption, for certain jobs, of flextime and free-time systems, which respect differing work styles. As for fringe benefits, we provide fully equipped Company dormitories and housing as well as a system of child-care support, which includes child-care leave, shorter working hours to allow for child rearing, and nursing leave. This was introduced prior to the April 2005 enactment of the Next-Generation Education and Support Promotion Act. In these and other ways, Eisai gives its full support to employees rearing children.

To ensure that the rich experience, knowledge, and skills of those responsible for our global growth are passed down to a new generation of workers, in October 2005, Eisai introduced a system of continued employment until the age of 65 for employees who have reached the retirement age of 60. Through this, not only do we foster an environment in which older employees can remain actively employed, we are able to maintain and improve our internationally competitive position.

▣ Global Human Resources Strategy

Our employees are the only stakeholders who are capable of increasing our corporate value through their own efforts. In the 5th Medium-term Strategic Plan, we presented the "World Headquarters concept" based on the philosophy of "Value Creation at All Places by the Best People with the Appropriate Structure." To make this concept a reality, we will promote the international exchange of human resources and deploy the most appropriate employees to positions throughout the world.

Financial Review

Financial Highlights

The pharmaceutical industry is in the midst of a major transformation marked by increasingly fierce operating conditions stemming from such factors as the promotion of measures designed to curb medical expenses in Japan, the United States, Europe, and Asia; rising R&D costs; advances in science and technology; the emergence of new economies; and a surge in corporate restructuring. In addition, companies are under increasing pressure to fulfill their corporate social responsibilities with regard to the global environment, society, and sustainability.

Against this backdrop, for the fiscal year ended March 31, 2006, Eisai Co., Ltd., and its subsidiaries ("Eisai") reported consolidated net sales of ¥601.3 billion, an increase of 12.8% compared with the previous fiscal year. Operating income rose 10.2%, to ¥95.7 billion, and net income climbed 14.2%, to ¥63.4 billion.

Sales of *Aricept®*, an Alzheimer's disease treatment, jumped 20.6%, to ¥196.5 billion, while sales of the proton pump inhibitor *AcipHex®/Pariet®* (U.S. trade name: *AcipHex®*; trade name in Japan and elsewhere: *Pariet®*) rose 16.8%, to ¥154.5 billion. Sales of these products exhibited solid growth in North America, Europe, Asia and other regions, and Japan.

Although R&D expenses were up 19.1%, to ¥93.2 billion (the ratio of R&D expenses to net sales was 15.5%), owing to aggressive resource investment, the cost of sales ratio edged down to 17.4%, reflecting a 1.1 percentage point improvement from the previous fiscal year that supported rises in operating income and net income. Thanks to these developments, both net sales and net income have been achieved at the highest levels for seven and six consecutive periods, respectively.

Total assets amounted to ¥747.2 billion, an ¥84.5 billion increase from the previous fiscal year-end, and total shareholders' equity was ¥519.2 billion, up ¥59.6 billion.

As a result, basic earnings per share (EPS) amounted to ¥221.86, an increase of ¥28.46. Return on equity (ROE) edged up 0.3 percentage point, to 13.0%, and return on assets (ROA) was rose 0.3 percentage point, to 9.0%. Cash dividends per share were ¥90, gaining ¥34 from a year earlier, and dividends on equity (DOE) advanced 1.6 percentage points, to 5.3%.

Net Sales


(Billions of yen)
640
480
320
160
0
281.6
301.8
284.9
302.5
361.7
431.7
466.6
500.2
533.0
601.3
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Sales of Main Products


(Billions of yen)
200
150
100
50
0
95.8
98.8
115.3
117.4
141.6
129.0
162.9
132.3
196.5
154.5
'02 '03 '04 '05 '06
Aricept®
AcipHex®/Pariet®

Performance Review

Net sales for the fiscal year under review rose 12.8%, or ¥68.2 billion, from the previous fiscal year, to ¥601.3 billion. Combined sales of *Aricept®* and *AcipHex®/Pariet®*, 66.7% of which were generated in the United States, accounted for 58.4% of net sales.

The cost of sales rose ¥6.0 billion, to ¥104.5 billion. However, a 1.1 percentage point improvement in the cost of sales ratio was achieved as a result of ongoing efforts, mainly on the part of production departments, to reduce costs. In addition, we recorded higher sales of *Aricept®* and *AcipHex®/Pariet®*, both which have low cost of sales ratios compared with the average for Group products. Accordingly, gross profit climbed 14.3%, or ¥62.2 billion, to ¥496.7 billion.

Selling, general and administrative (SG&A) expenses, excluding R&D expenses, came to ¥307.8 billion, up 14.3%, or ¥38.4 billion, from the previous fiscal year. This was largely attributable to higher promotional expenses for *Aricept®* and *AcipHex®/Pariet®*, primarily in the United States, as well as a rise in personnel expenses associated with an increase in the number of medical representatives (MRs), mainly in the United States, Europe, and China.

R&D expenses climbed 19.1%, or ¥14.9 billion, from the previous fiscal year, to ¥93.2 billion. This increase was mainly due to active investment in clinical studies for key products under development and a rise in personnel expenses stemming from the expansion of operations.

As a result, operating income grew 10.2%, or ¥8.9 billion, from the previous fiscal year, to ¥95.7 billion.

Other income (expenses)–net was down ¥0.5 billion from the previous fiscal year, to income of ¥0.4 billion, primarily reflecting the recording of accelerated amortization expenses of intangible assets in the current fiscal year.

Net income jumped 14.2% year on year, or ¥7.9 billion, from the previous fiscal year, coming in at ¥63.4 billion. The actual effective tax rate on income before income taxes and minority interests was 33.5%, compared with 36.3% in the previous fiscal year, due to the transfer of a portion of the deferred tax assets related to uncollected data for contract clinical research from current assets to long-term assets as well as the application of tax reductions in the United States.


R&D Expenses and Ratio of
R&D Expenses to Net Sales
(Billions of yen)
(%)
100
75
50
25
0
16
12
8
4
0
13.6
14.9
15.3
15.4
13.7
12.8
12.8
13.8
14.7
15.5
38.3
45.1
43.7
46.7
49.6
55.0
59.7
69.0
78.3
93.2
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06
R&D Expenses
Ratio of R&D Expenses to Net Sales


Operating Income and Ratio of
Operating Income to Net Sales
(Billions of yen)
(%)
100
80
60
40
20
0
20
16
12
8
4
0
17.9
15.7
13.6
12.3
16.3
16.8
16.3
16.6
16.3
15.9
50.4
47.5
38.6
37.1
59.0
72.7
75.9
83.1
86.8
95.7
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Operating Income
Ratio of Operating Income to Net Sales


Net Income and Ratio of
Net Income to Net Sales
(Billions of yen)
(%)
72
54
36
18
0
12
9
6
3
0
6.9
6.6
5.6
3.7
6.4
8.5
8.8
10.0
10.4
10.5
19.4
19.8
15.9
11.3
23.3
36.5
41.0
50.1
55.5
63.4
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Net Income
Ratio of Net Income to Net Sales

Performance by Operating Segment

Pharmaceuticals

In the Pharmaceuticals segment, sales increased 13.5% from the previous fiscal year, to ¥579.8 billion, and operating income rose 11.3%, to ¥98.4 billion, supported by growth in sales of *Aricept®* and *AcipHex®/Pariet®* in all regions.

Other

Sales of food additives, chemicals, pharmaceutical production machinery, and other products edged down 2.7% from the previous fiscal year, to ¥21.4 billion. Segment operating income, however, climbed 17.9%, to ¥2.4 billion, thanks to improvements in the product mix and other factors.

Performance by Geographic Area

Japan

Sales came in at ¥285.1 billion, a 6.3% increase from the previous fiscal year. Operating income, however, slipped 0.3%, to ¥74.2 billion, due to higher R&D expenses. Looking at prescription drugs, sales of *Aricept®* jumped 20.5%, to ¥42.3 billion, and sales of *Pariet®* soared 42.2%, to ¥27.6 billion.

North America

Sales were up 18.0% from the previous fiscal year, to ¥253.1 billion, and operating income skyrocketed 97.6%, to ¥22.5 billion. Sales of *Aricept®* grew 22.9% (16.6% on a local currency basis), to ¥119.9 billion; sales of *AcipHex®* advanced 9.9% (4.3% on a local currency basis), to ¥114.3 billion; and sales of the antiepileptic agent *Zonegran®* climbed 14.0% (8.2% on a local currency basis), to ¥12.7 billion.

Europe

Sales rose 18.8% from the previous fiscal year, to ¥45.5 billion, and operating income grew 33.6%, to ¥4.6 billion. Sales of *Aricept®* were up 9.8%, to ¥29.9 billion, and sales of *Pariet® expanded* 33.7%, to ¥9.0 billion, due in part to the start of sales in Italy.

In June 2005, Eisai established Eisai Pharma AG, a pharmaceutical sales subsidiary in Switzerland, and, in July 2005, Eisai AB, a pharmaceutical sales subsidiary in Sweden. Eisai concluded the heads of terms on sales and development of land in the Hatfield Business Park located in northern London to establish a strategic business hub in Europe in January 2006.

Proportion of Sales in Each Geographic Area to Total Net Sales



(%)
100
75
50
25
0
'02
'03
'04
'05
'06
Japan
Europe, Asia, and other regions
North America

Asia and other regions

Sales soared 47.9% from the previous fiscal year, to ¥17.6 billion, and operating income grew 34.5%, to ¥2.8 billion. Sales of *Aricept®* ballooned 48.5%, to ¥4.4 billion, while sales of *Pariet®* surged 68.8%, to ¥3.5 billion.

In January 2006, Eisai established Eisai Australia Pty. Ltd., to handle the filing of applications for the approval of pharmaceutical products in Australia.

Total overseas performance

Combined overseas sales rose 19.4% from the previous fiscal year, to ¥316.2 billion, accounting for 52.6% of Eisai's total net sales, a 2.9 percentage point improvement from the previous fiscal year.

Performance of Eisai Inc. in the United States

Aricept® sales grew $151 million from the previous fiscal year, to $1,058 million, and *AcipHex*® sales rose $41 million, to $1,009 million. As a result, including research and service revenues, Eisai Inc. generated sales of $2,248 million, up $247 million from the previous fiscal year.

Financial Position

Total assets amounted to ¥747.2 billion, up ¥84.5 billion from the previous fiscal year-end, mainly reflecting increases in cash and cash equivalents, securities, and investment securities.

Total liabilities rose ¥24.6 billion from the previous fiscal year-end, to ¥218.7 billion, principally as a result of increases in trade accounts payable, accrued expenses, and payables (other).

Total shareholders' equity amounted to ¥519.2 billion, an increase of ¥59.6 billion from the previous fiscal year-end, and the shareholders' equity ratio was 69.5%, edging up 0.1 percentage point.

Cash Flows

Net cash provided by operating activities amounted to ¥87.1 billion, an increase of ¥37.9 billion from the previous fiscal year, primarily owing to a rise in income before income taxes and minority interests and the posting of a ¥20.0 billion contribution to the employee retirement benefit trust in the previous fiscal year. Income before income taxes and minority interests amounted to ¥96.1 billion, and depreciation and amortization expenses came to ¥25.0 billion while income taxes—paid totaled ¥45.4 billion.

Net cash used in investing activities totaled ¥29.5 billion, a decrease of ¥8.0 billion. Cash outflows, needed to maintain continuous activities, primarily capital expenditures and the purchase of intangible assets, rose ¥4.8 billion, to ¥43.5 billion. This was mainly a result of the acquisition of sales rights for *Prialt*®, an agent for the treatment of severe chronic pain.

Consequently, free cash flows available for use at the Company's discretion, that is, net cash provided by operating activities less capital expenditures and other revenue/payments needed to maintain continuous activities, rose ¥33.1 billion from the previous fiscal year-end, to ¥43.6 billion.

Net cash used in financing activities amounted to ¥21.8 billion, an increase of ¥5.1 billion from the previous fiscal year, primarily due to dividend payments. Total dividend payments amounted to ¥21.4 billion, up ¥10.2 billion from the previous fiscal year.


Cash Flows
(Billions of yen)
100
75
50
25
0
(25)
(50)
56.9
57.6
72.7
49.2
87.1
32.1
31.1
48.9
10.5
43.6
(24.7)
(26.5)
(23.8)
(38.7)
(43.5)
'02
'03
'04
'05
'06
Free Cash Flow
Net Cash Provided by Operating Activities
Capital Expenditures
"Free Cash Flow"= Net cash provided by operating activities - (capital expenditures + other revenue/ payments needed to maintain continuous activities)

Consolidated Balance Sheets

Eisai Co., Ltd. and Subsidiaries
March 31, 2006 and 2005

Assets	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Current assets:			
Cash and cash equivalents	¥183,279	¥142,430	$1,566,487
Short-term investments (Note 3)	11,906	4,618	101,761
Receivables:			
Trade notes	6,719	11,376	57,427
Trade accounts	142,000	130,687	1,213,675
Due from associated companies	92	56	786
Other	8,479	4,727	72,470
Allowance for doubtful receivables	(333)	(324)	(2,846)
Inventories (Note 4)	44,949	39,466	384,180
Deferred tax assets (Note 7)	29,272	28,286	250,188
Other current assets	6,238	4,261	53,316
Total current assets	432,601	365,583	3,697,444
Property, plant and equipment (Note 5):			
Land	17,053	16,995	145,752
Buildings and structures	151,031	145,972	1,290,863
Machinery, equipment and others	141,279	135,637	1,207,513
Construction in progress	9,300	4,047	79,487
Total	318,663	302,651	2,723,615
Accumulated depreciation	(189,980)	(179,729)	(1,623,760)
Net property, plant and equipment	128,683	122,922	1,099,855
Investments and other assets:			
Investment securities (Note 3)	105,100	88,949	898,291
Investments in and advances to associated companies	355	351	3,034
Insurance reserve	3,709	22,859	31,701
Intangible assets (Notes 5 and 14)	43,207	37,010	369,290
Deferred tax assets (Note 7)	27,612	20,573	236,000
Other assets	5,965	4,464	50,983
Total investments and other assets	185,948	174,206	1,589,299
Total	¥747,232	¥662,711	$6,386,598

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Current liabilities:			
Bank borrowings (Note 6)	**¥ 413**	¥ 834	**$ 3,530**
Payables:			
Trade notes	**1,406**	1,609	**12,017**
Trade accounts	**22,647**	13,730	**193,564**
Due to associated companies	**353**	324	**3,017**
Other	**53,171**	45,059	**454,453**
Accrued expenses	**71,210**	62,962	**608,633**
Accrued income taxes (Note 7)	**23,416**	21,118	**200,137**
Other current liabilities	**5,538**	3,921	**47,333**
Total current liabilities	**178,154**	149,557	**1,522,684**
Long-term liabilities:			
Liability for retirement benefits (Note 8)	**36,895**	34,782	**315,342**
Deferred tax liabilities (Note 7)	**92**	95	**786**
Long-term accrued expenses	**3,241**	9,359	**27,701**
Other long-term liabilities	**338**	327	**2,889**
Total long-term liabilities	**40,566**	44,563	**346,718**
Minority interests	**9,296**	8,983	**79,453**
Commitments and contingent liabilities (Notes 12, 13 and 15)			
Shareholders' equity (Notes 9, 10 and 18):			
Common stock:			
Authorized—1,100,000,000 shares			
Issued—296,566,949 shares in 2006 and 2005	**44,985**	44,985	**384,487**
Capital surplus	**55,223**	55,223	**471,991**
Retained earnings	**429,025**	387,077	**3,666,880**
Net unrealized gain on available-for-sale securities	**20,328**	9,375	**173,744**
Foreign currency translation adjustments	**1,568**	(4,907)	**13,402**
Treasury stock—at cost:			
10,692,033 shares in 2006, 10,781,202 shares in 2005	**(31,913)**	(32,145)	**(272,761)**
Total shareholders' equity	**519,216**	459,608	**4,437,743**
Total	**¥747,232**	¥662,711	**$6,386,598**

Consolidated Statements of Income

Eisai Co., Ltd. and Subsidiaries
Years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Net sales (Note 11)	**¥601,253**	¥533,012	**$5,138,915**
Cost of sales (Note 11)	**104,503**	98,487	**893,189**
Gross profit	**496,750**	434,525	**4,245,726**
Selling, general and administrative expenses	**307,796**	269,392	**2,630,735**
Research and development expenses	**93,249**	78,326	**797,000**
Operating income	**95,705**	86,807	**817,991**
Other income (expenses):			
Interest and dividend income	**3,935**	2,143	**33,633**
Interest expense	**(80)**	(53)	**(684)**
Foreign exchange gain	**587**	50	**5,017**
Losses on disposal of property, plant and equipment	**(827)**	(655)	**(7,068)**
Loss on impairment of long-lived assets (Note 5)	**(245)**		**(2,094)**
Accelerated amortization expenses of intangible assets (Note 14)	**(2,568)**		**(21,949)**
Other—net	**(425)**	(639)	**(3,632)**
Other income (expenses)—net	**377**	846	**3,223**
Income before income taxes and minority interests	**96,082**	87,653	**821,214**
Income taxes (Note 7):			
Current	**47,141**	41,755	**402,915**
Deferred	**(14,907)**	(9,953)	**(127,410)**
Total	**32,234**	31,802	**275,505**
Minority interests in net income	**(437)**	(346)	**(3,735)**
Net income	**¥ 63,411**	¥ 55,505	**$ 541,974**
	Yen		U.S. dollars (Note 1)
Per share (Note 17):			
Basic earnings	**¥221.86**	¥193.39	**$1.90**
Diluted earnings	**221.61**	193.34	**1.89**
Cash dividends, applicable to earnings of the year	**90.00**	56.00	**0.77**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Eisai Co., Ltd. and Subsidiaries
Years ended March 31, 2006 and 2005

	Issued number of shares (thousands)		Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**	2005	**2006**
Common stock:					
Balance, beginning of year	**296,567**	296,567	**¥ 44,985**	¥ 44,985	**$ 384,487**
Balance, end of year	**296,567**	296,567	**¥ 44,985**	¥ 44,985	**$ 384,487**
Capital surplus:					
Balance, beginning of year			**¥ 55,223**	¥ 55,223	**$ 471,991**
Balance, end of year			**¥ 55,223**	¥ 55,223	**$ 471,991**
Retained earnings:					
Balance, beginning of year			**¥387,077**	¥342,831	**$3,308,351**
Net income			**63,411**	55,505	**541,974**
Cash dividends paid			**(21,436)**	(11,223)	**(183,214)**
Bonuses to directors				(35)	
Loss on disposal of treasury stock			**(27)**	(1)	**(231)**
Balance, end of year			**¥429,025**	¥387,077	**$3,666,880**
Net unrealized gain on available-for-sale securities:					
Balance, beginning of year			**¥ 9,375**	¥ 8,683	**$ 80,128**
Net increase			**10,953**	692	**93,616**
Balance, end of year			**¥ 20,328**	¥ 9,375	**$ 173,744**
Foreign currency translation adjustments:					
Balance, beginning of year			**¥ (4,907)**	¥ (6,274)	**$ (41,940)**
Net increase			**6,475**	1,367	**55,342**
Balance, end of year			**¥ 1,568**	¥ (4,907)	**$ 13,402**

	Number of shares (thousands)		Millions of yen		Thousands of U.S. dollars (Note 1)
Treasury stock:					
Balance, beginning of year	**(10,781)**	(8,790)	**¥ (32,145)**	¥ (25,987)	**$ (274,744)**
Net decrease (increase) of treasury stock	**89**	(1,991)	**232**	(6,158)	**1,983**
Balance, end of year	**(10,692)**	(10,781)	**¥ (31,913)**	¥ (32,145)	**$ (272,761)**
Total shareholders' equity (Notes 9 and 10)			**¥519,216**	¥459,608	**$4,437,743**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Eisai Co., Ltd. and Subsidiaries
Years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Operating activities:			
Income before income taxes and minority interests	**¥ 96,082**	¥ 87,653	**$ 821,214**
Adjustments for:			
Income taxes—paid	**(45,403)**	(37,962)	**(388,060)**
Contribution to the employee retirement benefit trust		(20,000)	
Depreciation and amortization	**25,042**	22,446	**214,034**
Loss on impairment of long-lived assets	**245**		**2,094**
Net losses on sales and disposals of property, plant and equipment	**736**	402	**6,291**
Provision for liability for retirement benefits	**5,774**	7,230	**49,350**
Loss on impairment of securities	**5**	63	**43**
Changes in assets and liabilities:			
Increase in trade receivables	**(3,135)**	(8,918)	**(26,795)**
Increase in inventories	**(3,424)**	(3,947)	**(29,265)**
Increase (decrease) in trade payables	**7,350**	(947)	**62,821**
Increase in accrued expenses	**3,286**	9,112	**28,085**
Other	**495**	(5,932)	**4,231**
Net cash provided by operating activities	**87,053**	49,200	**744,043**
Investing activities:			
Proceeds from sales and maturities of short-term investments	**2,907**	7,443	**24,846**
Purchases of short-term investments	**(98)**	(121)	**(838)**
Proceeds from sales of property, plant and equipment	**350**	472	**2,991**
Purchases of property, plant and equipment	**(22,043)**	(21,670)	**(188,402)**
Purchases of intangible assets	**(21,794)**	(17,535)	**(186,273)**
Proceeds from sales and maturities of investment securities	**16,423**	8,506	**140,368**
Purchases of investment securities	**(23,156)**	(15,681)	**(197,914)**
Decrease (increase) in time deposits (exceeding 3 months)	**34**	(373)	**291**
Other	**17,863**	1,427	**152,675**
Net cash used in investing activities	**(29,514)**	(37,532)	**(252,256)**
Financing activities:			
(Decrease) increase in short-term bank borrowings—net	**(511)**	672	**(4,367)**
Dividends paid	**(21,436)**	(11,223)	**(183,214)**
Repurchase of common stock		(6,087)	
Other	**103**	(106)	**880**
Net cash used in financing activities	**(21,844)**	(16,744)	**(186,701)**
Foreign currency translation adjustments on cash and cash equivalents	**5,154**	1,361	**44,051**
Net increase (decrease) in cash and cash equivalents	**40,849**	(3,715)	**349,137**
Cash and cash equivalents of newly consolidated subsidiaries		28	
Cash and cash equivalents at beginning of year	**142,430**	146,117	**1,217,350**
Cash and cash equivalents at end of year	**¥183,279**	¥142,430	**$1,566,487**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Eisai Co., Ltd. and Subsidiaries
Years ended March 31, 2006 and 2005

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Eisai Co., Ltd. (the "Company") and its subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 2. Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2006 include the accounts of the Company and its 40 (38 in 2005) subsidiaries (together, the "Group").

Under the control and influence concept, companies which the Company can directly or indirectly control the operating and financial policies of are fully consolidated, and companies over which the Group can exercise significant influence are accounted for by the equity method. Investments in two (two in 2005) associated companies are accounted for by the equity method.

The excess of cost of investments in consolidated subsidiaries over fair value of their net assets or the excess of net assets of consolidated subsidiaries over purchase cost at the date of acquisition is being amortized on a straight-line basis over a period of five years.

All significant intercompany balances and transactions were eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group have been eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificates of deposit, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Short-term investments and investment securities

Short-term investments consist of time deposits that mature more than three months from the date of acquisition and marketable securities and investment securities consist of marketable and non-marketable securities.

Marketable securities included in short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which management has the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned, are reported at fair value.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to fair value by a charge to income.

(d) Inventories

Inventories of the Company and its domestic subsidiaries are primarily stated at cost, determined by the average-cost method. Inventories of overseas subsidiaries are primarily stated at the lower of cost, determined by the first-in, first-out method, or market.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is principally applied to the property, plant and equipment of overseas subsidiaries. The range of useful lives of the Company and its domestic subsidiaries is principally from 15 to 50 years (from 15 to 65 years in 2005) for buildings and structures and from six to seven years for machinery and equipment.

(f) Leases

Leases related to the Company and its domestic subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. Finance leases of overseas subsidiaries are principally capitalized.

(g) Intangible assets

Intangible assets are stated at cost less accumulated amortization, which is mainly computed by the straight-line method.

(h) Long-lived assets

The Company and its domestic subsidiaries have adopted the new accounting standards, "Accounting for Impairment of Fixed Assets" and related guidance, from the year ended March 31, 2006.

The Company and its domestic subsidiaries review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. A loss on impairment would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The loss on impairment would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount (which is the higher of the value in use and the net selling price at disposition).

Overseas subsidiaries perform impairment tests and recognize a loss on impairment, if applicable, in conformity with generally accepted accounting principles of the countries of their domicile.

The effect of adoption of the new accounting standards was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥191 million ($1,632 thousand).

(i) Income taxes

The Group recognizes tax effects of temporary differences between the financial statement basis and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

(j) Retirement and pension plans

The Company has a contributory funded defined benefit pension plan and an unfunded retirement benefit plan for employees, and certain domestic subsidiaries have non-contributory funded pension plans and unfunded retirement benefit plans.

Certain overseas subsidiaries have a defined contribution plan as well as a defined benefit plan.

The Company and its domestic subsidiaries have accounted for the liability for retirement benefits based upon the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized prior service cost of the Company and certain of its subsidiaries is being amortized over five years and is recognized as an operating expense in the statements of income.

The unrecognized actuarial gain/loss of the Company and certain of its domestic subsidiaries is being amortized over five years by the straight-line method and recognized as operating expenses in the statements of income starting from the following period after the period during which each respective gain/loss occurred.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

(k) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon Board of Directors' or shareholders' approval.

(l) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

(m) Foreign currency financial statements

The balance sheet accounts of the foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date except for shareholders' equity, which is translated at the historical rate. Revenue and expense accounts of the foreign subsidiaries are translated into Japanese yen at the average exchange rates.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

(n) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates. Foreign exchange forward contracts are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows:

a) all derivatives are recognized as either assets or liabilities and measured at fair value, with gains or losses recognized in the consolidated statements of income.

b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales and contract research are measured at the fair value and the unrealized gains/losses are recognized in income. While, if the forward exchange contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated at the contracted rates. Forward contracts designated to hedge forecasted (or committed) transactions are also measured at fair value, but the unrealized gains/losses are deferred until the underlying transactions are completed.

(o) Per share information

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted earnings per share reflects the potential dilution that could occur if stock options were exercised into common stock. Diluted earnings per share of common stock assumes full exercise of outstanding stock options at the beginning of the year (or at the time of issuance).

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

Note 3. Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2006 and 2005 were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Short-term investments:			
Time deposits with more than 3 months to maturity	¥ 1,706	¥ 1,654	$ 14,581
Marketable securities:			
Government and corporate bonds	9,689	2,142	82,812
Trust fund investments and other	511	822	4,368
Total	¥ 11,906	¥ 4,618	$101,761
Investment securities:			
Marketable securities:			
Marketable equity securities	¥ 63,502	¥34,517	$542,752
Government and corporate bonds	31,629	38,568	270,334
Trust fund investments and other	4,896	6,733	41,846
Non-marketable securities:			
Equity securities	4,031	4,063	34,453
Trust fund investments and other	1,042	5,068	8,906
Total	¥105,100	¥88,949	$898,291

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:								
Available-for-sale:								
Equity securities	¥28,821	¥34,681	¥ (0)	¥63,502	¥18,478	¥16,039	¥ (0)	¥34,517
Debt securities					41			41
Trust fund investments and other	5,447	11	(51)	5,407	7,580	22	(47)	7,555
Held-to-maturity	41,318	9	(672)	40,655	40,669	180	(197)	40,652

	Thousands of U.S. dollars			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$246,333	$296,419	$ (0)	$542,752
Debt securities				
Trust fund investments and other	46,556	94	(436)	46,214
Held-to-maturity	353,146	77	(5,744)	347,479

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Carrying amount:			
Available-for-sale:			
Unlisted stocks	**¥4,031**	¥4,063	**$34,453**
Preferred securities and other	**1,042**	5,068	**8,906**
Total	**¥5,073**	¥9,131	**$43,359**

Proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales, computed on the moving-average cost basis for the years ended March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Proceeds from sales	**¥144**	¥2,176	**$1,231**
Gross realized gains	**6**	1,160	**51**
Gross realized losses	**0**	(13)	**0**

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due in one year or less	¥ 511	¥ 9,689	$ 4,368	$ 82,812
Due in one to five years	1,001	22,528	8,555	192,548
Due in five to ten years		2,101		17,957
Due in ten years or over		7,000		59,829
Total	¥1,512	¥41,318	$12,923	$353,146

Note 4. Inventories

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Merchandise and finished goods	**¥23,386**	¥19,605	**$199,880**
Work in process and semi-finished goods	**12,202**	10,055	**104,291**
Raw materials and supplies	**9,361**	9,806	**80,009**
Total	**¥44,949**	¥39,466	**$384,180**

Note 5. Long-Lived Assets

The total loss on impairment of long-lived assets for the period amounted to ¥245 million ($2,094 thousand). The contents of impairment are software of ¥85 million ($726 thousand), land of ¥64 million ($547 thousand) and others.

The recoverable amount of the business properties and the lease assets are measured by value in use (discount rate: 5.0%). The recoverable amount of the idle assets is measured by net realizable value based on reasonable estimates, either real estate appraised value by a third party or the assessed value for property tax purposes.

Note 6. Bank Borrowings

Bank borrowings are represented principally by unsecured bank loans with weighted-average interest rates of 4.70% and 0.58% at March 31, 2006 and 2005, respectively.

Note 7. Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of 41.0% for the years ended March 31, 2006 and 2005, respectively. Overseas subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and tax loss carryforwards, which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Deferred tax assets:			
Liability for retirement benefits	**¥23,511**	¥21,508	**$200,949**
Clinical research expenses	**18,654**	11,360	**159,436**
Reserve for sales rebates	**6,455**	5,486	**55,171**
Unrealized gain on intercompany sales of inventory	**5,947**	4,758	**50,829**
Deferred charges for tax purposes	**4,788**	3,240	**40,923**
Depreciation	**4,587**	2,524	**39,205**
Accrued bonuses	**3,972**	3,942	**33,949**
Other	**11,390**	11,728	**97,350**
Less valuation allowance	**(5,147)**	(6,228)	**(43,991)**
Total	**74,157**	58,318	**633,821**
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	**14,185**	6,411	**121,239**
Other	**3,180**	3,143	**27,180**
Total	**17,365**	9,554	**148,419**
Net deferred tax assets	**¥56,792**	¥48,764	**$485,402**

Below is a reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the years ended March 31, 2006 and 2005.

	2006	2005
Normal effective statutory tax rate	**41.0%**	41.0%
Expenses not deductible for income tax purposes	**1.9**	2.2
Income not taxable for income tax purposes	**(0.4)**	(0.5)
Tax credit for R&D expenses	**(5.6)**	(5.8)
Difference of income tax rates applicable to income in certain foreign countries	**(1.4)**	(1.3)
Valuation allowance	**(0.7)**	1.5
Other—net	**(1.3)**	(0.8)
Actual effective tax rate	**33.5%**	36.3%

At March 31, 2006, certain subsidiaries have tax loss carryforwards aggregating approximately ¥7,907 million ($67,581 thousand), which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥2,223	$19,000
2008	301	2,573
2009		
2010		
2011	1,571	13,427
2012 and thereafter	3,812	32,581
Total	¥7,907	$67,581

Note 8. Retirement and Pension Plans

The Company and some of its subsidiaries have severance payment plans for employees, directors, corporate auditors and executive officers.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain subsidiaries and/or annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by voluntary retirement at certain specific ages prior to the mandatory retirement age.

The Company has a defined benefit pension plan and an unfunded retirement benefit plan for employees, which cover approximately 45% and 55%, respectively, of their benefits.

On March 31, 2005, the Company contributed ¥20,000 million to the employee retirement benefit trust for the Company's termination allowance plan.

The liability for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Projected benefit obligation	**¥113,097**	¥125,701	**$966,641**
Fair value of plan assets	**(103,611)**	(85,451)	**(885,564)**
Unrecognized actuarial loss	**14,284**	(9,650)	**122,085**
Unrecognized prior service cost	**11,808**	1,910	**100,923**
Net liability	**¥ 35,578**	¥ 32,510	**$304,085**

The components of net periodic retirement benefit costs for the years ended March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Service cost	**¥4,004**	¥ 4,679	**$34,222**
Interest cost	**2,901**	2,950	**24,795**
Expected return on plan assets	**(2,651)**	(2,359)	**(22,658)**
Additional severance payments		103	
Amortization of prior service cost	**(2,893)**	(3,111)	**(24,727)**
Recognized actuarial loss	**6,474**	5,850	**55,333**
Amortization of transitional obligation		2,951	
Contribution and others	**950**	719	**8,120**
Net periodic retirement benefit costs	**¥8,785**	¥11,782	**$75,085**

Assumptions used for the years ended March 31, 2006 and 2005 are set forth as follows:

	2006	2005
Discount rate	**Mainly 2.5%**	Mainly 2.5%
Expected rate of return on plan assets	**Mainly 4.0%**	Mainly 4.0%
Recognition period of actuarial gain/loss	**5 years**	5 years
Amortization period of prior service cost	**5 years**	5 years

The liability for retirement benefits at March 31, 2006 and 2005 for directors, corporate auditors and executive officers was ¥1,317 million ($11,257 thousand) and ¥2,272 million, respectively. The retirement benefits for directors, corporate auditors and executive officers are paid subject to the approval of the Compensation Committee or shareholders' meeting.

Note 9. Shareholders' Equity

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code"). Main characteristics of the Code related to shareholders' equity are as follows:

(a) Common stock, additional paid-in capital and legal reserve

1. All shares of common stock are issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus.
2. Japanese companies, upon approval of the Board of Directors, may issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.
3. An amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until the total of additional paid-in capital and such reserve equals 25% of common stock. The amount of total additional paid-in capital and the legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code.
4. It is permitted to transfer a portion of additional paid-in capital and the legal reserve to the common stock by resolution of the Board of Directors.

(b) Treasury stock

1. It is allowed that Japanese companies purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors.
2. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or the legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

(c) Dividends

1. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends.

The amount of capital surplus and retained earnings available for dividends under the Code was ¥337,324 million ($2,883,111 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Generally, dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. However, because the Company introduced the board committees governance system (the "Committees System") stipulated in the Code, such dividends are approved by the Board of Directors.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which is applicable for the fiscal years ending on or after May 1, 2006.

Note 10. Stock Option Plan for the Company's Directors and Selected Persons

The members of the Company's Board of Directors, executive officers and other selected persons in the Company were granted options for new common stock.

After the date of the option grant, in the event that a stock split or a consolidation of stock occurs, an adjustment in stock options granted will be made in accordance with the rate of stock split or stock consolidation. In addition, after the date of the stock option grant, in the event the Company carries out a merger or spin-off, the number of options granted will be adjusted as deemed necessary.

After the date of the option grant, in the event of a stock split or stock consolidation, the stock option exercise price will be adjusted according to the percentage change with amounts less than one yen being rounded up. In addition, after the stock option grant, if the Company issues new shares or disposes of treasury stock at a price less than the current market price (excluding the exercise of reservation rights for new shares issued as stock options and the exercise of subscriptions as per Article 280-19 of the old Commercial Code prior to the "Partial Revision of the Commercial Code" (2001 Law No. 128)), the exercise price will be adjusted with amounts less than one yen being rounded up.

Exercise period:		
From September 1, 2000 to June 29, 2010		
Exercise price	¥3,090	$26.41
Number of shares	109,800 shares	
Exercise period:		
From September 3, 2001 to June 28, 2011		
Exercise price	¥2,668	$22.80
Number of shares	153,700 shares	
Exercise period:		
From July 1, 2002 to June 27, 2012		
Exercise price	¥3,165	$27.05
Number of shares	166,800 shares	
Exercise period:		
From July 1, 2003 to June 24, 2013		
Exercise price	¥2,520	$21.54
Number of shares	155,300 shares	
Exercise period:		
From July 1, 2004 to June 24, 2014		
Exercise price	¥3,170	$27.09
Number of shares	238,000 shares	
Exercise period:		
From July 1, 2007 to June 24, 2015		
Exercise price	¥3,820	$32.65
Number of shares	262,000 shares	

Note 11. Transactions with Associated Companies

Transactions of the Group with associated companies which are mainly engaged in the sales and purchases of pharmaceuticals for the years ended March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Sales	**¥ 25**	¥ 25	**$ 214**
Purchases	**5,589**	5,601	**47,769**

Note 12. Leases

The Group leases certain equipment, computers, office space and other assets.

Pro forma information concerning leased property of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

I. Acquisition cost, accumulated depreciation, accumulated loss on impairment and net leased property

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
	Machinery, equipment and others	Machinery, equipment and others	Machinery, equipment and others
Acquisition cost	**¥3,966**	¥2,723	**$33,897**
Accumulated depreciation	**1,542**	1,699	**13,179**
Accumulated loss on impairment	**16**		**137**
Net leased property	**¥2,408**	¥1,024	**$20,581**

II. Obligations under finance leases and other

Obligations under finance leases

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥ 990**	¥ 529	**$ 8,462**
Due after one year	**1,461**	512	**12,487**
Total	**¥2,451**	¥1,041	**$20,949**
Allowance for loss on impairment of leased property	**¥ 12**		**$ 103**

III. Actual lease payments, reversal of allowance for loss on impairment of leased property, depreciation expense, interest expense under finance leases and loss on impairment of leased property

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Actual lease payments	**¥1,053**	¥947	**$9,000**
Reversal of allowance for loss on impairment of leased property	**4**		**34**
Depreciation expense	**995**	899	**8,504**
Interest expense under finance leases	**68**	34	**581**
Loss on impairment of leased property	**16**		**137**

Depreciation expense for leased properties, which is not reflected in the accompanying statements of income, is computed using the straight-line method over the estimated useful lives of the leased properties.

Interest expense for leased properties, which is not reflected in the accompanying statements of income, is computed using the interest method based on the differences between total lease payments and the respective acquisition cost of the assets which are considered to be interest-bearing.

For the year ended March 31, 2006, the Group recorded a loss on impairment of ¥16 million ($137 thousand) on certain leased property held under finance leases that do not transfer ownership and an allowance for loss on impairment of leased property, which is included in Other long-term liabilities.

The minimum rental payments under noncancelable operating leases at March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥1,239**	¥1,209	**$10,590**
Due after one year	**3,150**	2,735	**26,923**
Total	**¥4,389**	¥3,944	**$37,513**

Note 13. Derivatives

The Group enters into foreign currency forward contracts to hedge foreign exchange risk associated with certain assets and liabilities for export sales and contract research denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made within the ordinary course of business in accordance with internal policies which regulate the authorization.

The Group had the following derivatives contracts outstanding at March 31, 2006 and 2005.

	Millions of yen					
	2006			2005		
	Contract amount	Fair value	Unrealized gain (loss)	Contract amount	Fair value	Unrealized gain (loss)
Foreign currency forward contracts:						
Buying Japanese yen	**¥ 270**	**¥ 275**	**¥ 5**	¥ 173	¥ 172	¥ (1)
Selling U.S. dollars	**12,473**	**12,431**	**42**	11,135	11,349	(214)
Selling Euros	**71**	**72**	**(1)**			

	Thousands of U.S. dollars		
	2006		
	Contract amount	Fair value	Unrealized gain (loss)
Foreign currency forward contracts:			
Buying Japanese yen	**$ 2,308**	**$ 2,351**	**$ 43**
Selling U.S. dollars	**106,607**	**106,248**	**359**
Selling Euros	**607**	**615**	**(8)**

The contract amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit risk.

Note 14. Accelerated Amortization Expenses of Intangible Assets

Accelerated amortization expenses of intangible assets were recognized as a result of review of the amortization period of the sales rights of the anti-epileptic drug sold in the United States.

Note 15. Contingent Liabilities

At March 31, 2006, the Group had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Guarantees for employees' housing loans	¥119	$1,017

Note 16. Segment Information

The Group operates in the following industries:

Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics; and Other, which encompasses other operations, such as chemicals, food additives and pharmaceutical production machinery and equipment.

(a) Information about industry segments for the years ended March 31, 2006 and 2005 was as follows:

	Millions of yen							
	2006				2005			
	Pharmaceuticals	Other	Eliminations (corporate)	Consolidated	Pharmaceuticals	Other	Eliminations (corporate)	Consolidated
I. Net sales and operating income								
Net sales to customers	**¥579,813**	**¥21,440**		**¥601,253**	¥510,982	¥22,030		¥533,012
Intersegment sales	**186**	**17,459**	**¥ (17,645)**		186	17,919	¥ (18,105)	
Total sales	**579,999**	**38,899**	**(17,645)**	**601,253**	511,168	39,949	(18,105)	533,012
Operating expenses	**481,622**	**36,534**	**(12,608)**	**505,548**	422,793	37,943	(14,531)	446,205
Operating income	**¥ 98,377**	**¥ 2,365**	**¥ (5,037)**	**¥ 95,705**	¥ 88,375	¥ 2,006	¥ (3,574)	¥ 86,807
II. Assets, depreciation and amortization, loss on impairment of long-lived assets and capital expenditures								
Assets	**¥556,475**	**¥26,179**	**¥164,578**	**¥747,232**	¥486,533	¥24,274	¥151,904	¥662,711
Depreciation and amortization	**24,140**	**637**	**265**	**25,042**	21,553	626	267	22,446
Loss on impairment of long-lived assets	**206**	**39**		**245**				
Capital expenditures	**35,901**	**598**	**525**	**37,024**	48,088	783	108	48,979

	Thousands of U.S. dollars			
	2006			
	Pharmaceuticals	Other	Eliminations (corporate)	Consolidated
I. Net sales and operating income				
Net sales to customers	**$4,955,667**	**$183,248**		**$5,138,915**
Intersegment sales	**1,590**	**149,222**	**$ (150,812)**	
Total sales	**4,957,257**	**332,470**	**(150,812)**	**5,138,915**
Operating expenses	**4,116,428**	**312,257**	**(107,761)**	**4,320,924**
Operating income	**$ 840,829**	**$ 20,213**	**$ (43,051)**	**$ 817,991**
II. Assets, depreciation and amortization, loss on impairment of long-lived assets and capital expenditures				
Assets	**$4,756,197**	**$223,752**	**$1,406,649**	**$6,386,598**
Depreciation and amortization	**206,325**	**5,444**	**2,265**	**214,034**
Loss on impairment of long-lived assets	**1,761**	**333**		**2,094**
Capital expenditures	**306,846**	**5,111**	**4,487**	**316,444**

(b) Segment information by geographic area for the years ended March 31, 2006 and 2005 was as follows:

	Millions of yen					
	2006					
	Japan	North America	Europe	Asia and others	Eliminations (corporate)	Consolidated
Net sales to customers	**¥285,059**	**¥253,076**	**¥45,505**	**¥17,613**		**¥601,253**
Intersegment sales	**74,322**	**30,574**	**10,378**	**4**	**¥(115,278)**	
Total sales	**359,381**	**283,650**	**55,883**	**17,617**	**(115,278)**	**601,253**
Operating expenses	**285,217**	**261,163**	**51,247**	**14,834**	**(106,913)**	**505,548**
Operating income	**¥ 74,164**	**¥ 22,487**	**¥ 4,636**	**¥ 2,783**	**¥ (8,365)**	**¥ 95,705**
Assets	**¥431,473**	**¥168,491**	**¥39,927**	**¥18,495**	**¥ 88,846**	**¥747,232**

	Millions of yen					
	2005					
	Japan	North America	Europe	Asia and others	Eliminations (corporate)	Consolidated
Net sales to customers	¥268,268	¥214,543	¥38,292	¥11,909		¥533,012
Intersegment sales	65,907	20,657	7,888	23	¥(94,475)	
Total sales	334,175	235,200	46,180	11,932	(94,475)	533,012
Operating expenses	259,769	223,820	42,709	9,862	(89,955)	446,205
Operating income	¥ 74,406	¥ 11,380	¥ 3,471	¥ 2,070	¥ (4,520)	¥ 86,807
Assets	¥399,011	¥135,873	¥31,912	¥13,422	¥ 82,493	¥662,711

	Thousands of U.S. dollars					
	2006					
	Japan	North America	Europe	Asia and others	Eliminations (corporate)	Consolidated
Net sales to customers	**$2,436,402**	**$2,163,043**	**$388,932**	**$150,538**		**$5,138,915**
Intersegment sales	**635,231**	**261,316**	**88,701**	**34**	**$(985,282)**	
Total sales	**3,071,633**	**2,424,359**	**477,633**	**150,572**	**(985,282)**	**5,138,915**
Operating expenses	**2,437,753**	**2,232,162**	**438,009**	**126,786**	**(913,786)**	**4,320,924**
Operating income	**$ 633,880**	**$ 192,197**	**$ 39,624**	**$ 23,786**	**$ (71,496)**	**$ 817,991**
Assets	**$3,687,803**	**$1,440,094**	**$341,256**	**$158,077**	**$ 759,368**	**$6,386,598**

(c) Overseas sales for the years ended March 31, 2006 and 2005 were as follows:

	Millions of yen							
	2006				2005			
	North America	Europe	Asia and others	Total	North America	Europe	Asia and others	Total
Overseas sales	**¥262,260**	**¥61,718**	**¥19,920**	**¥343,898**	¥222,812	¥51,211	¥14,124	¥288,147
Consolidated sales				**601,253**				533,012
Share of overseas sales	**43.6%**	**10.3%**	**3.3%**	**57.2%**	41.8%	9.6%	2.7%	54.1%

	Thousands of U.S. dollars			
	2006			
	North America	Europe	Asia and others	Total
Overseas sales	**$2,241,539**	**$527,504**	**$170,256**	**$2,939,299**
Consolidated sales				**5,138,915**

Note 17. Earnings per Share

A reconciliation of the differences between basic and diluted earnings per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2006:				
Basic EPS:				
Net income available to common shareholders	**¥63,411**	**285,817**	**¥221.86**	**$1.90**
Effect of dilutive securities:				
Warrants		**316**		
Diluted EPS:				
Net income for computation	**63,411**	**286,133**	**221.61**	**1.89**
For the year ended March 31, 2005:				
Basic EPS:				
Net income available to common shareholders	55,505	287,007	193.39	
Effect of dilutive securities:				
Warrants		85		
Diluted EPS:				
Net income for computation	55,505	287,092	193.34	

Note 18. Subsequent Events

(a) Appropriations of retained earnings

The following appropriations of retained earnings for the year ended March 31, 2006 were resolved by the Company's Board of Directors on May 16, 2006:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends (¥50.00 ($0.43) per share)	¥14,294	$122,171

(b) Stock option plan

The following stock option plan of the Company was resolved at the General Shareholders' Meeting and the subsequent Company's Board of Directors, both held on June 23, 2006. The Company's Board of Directors' members, executive officers and selected employees were granted options for 2,540 new subscription rights.

These subscription rights will be issued on July 10, 2006, and can be exercised from July 10, 2008 to June 23, 2016.

The number of shares to be issued by the exercise of each subscription right shall be 100 shares.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Eisai Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Eisai Co., Ltd. (the "Company") and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eisai Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2 to the consolidated financial statements, Eisai Co., Ltd. and subsidiaries adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 23, 2006

Member of
Deloitte Touche Tohmatsu

Intellectual Property, Risk Factors

Protection and Reinforcement of Intellectual Property

The legal protection and effective utilization of products and technologies developed by Eisai are essential for the sustained growth and advancement of the Company. Therefore, we pursue a number of strategic intellectual property activities and strategies related to the Company's product portfolio and R&D operations.

1. Intellectual Property Activities

The Intellectual Property Department conducts activities worldwide relating to patents, trademarks, designs, and copyrights while working closely with persons responsible for intellectual property at Eisai's overseas research facilities. The filing of patent applications and prior art searches is carried out through close collaboration between business divisions and research labs. Furthermore, the Intellectual Property Department supports the Company's R&D activities by cooperating closely with Eisai R&D Management Company, which manages Eisai's global R&D, and also cooperates with companies within the Eisai network. In addition, when Eisai introduces the aforementioned technologies and promising new candidate compounds, it cooperates with relevant organizations and emphasizes the steadfast protection of patent rights and compliance with relevant laws and regulations.

2. R&D and IP Strategies

Prescription pharmaceuticals account for most of Eisai's total sales, and discovery research is essential for such ethical drug discovery. In the area of discovery research of medicinal drugs, Eisai strategically files patent applications for inventions, such as genes, proteins, screening methods, and candidate compounds, and by aggressively protecting research results and technologies, it supports the Company's R&D activities. With respect to promising compounds discovered as a result of discovery research, the Intellectual Property Department works closely with the Research Division and aggressively files patents and focuses on obtaining these rights so that launched drugs are adequately protected. With respect to development-stage and launched drugs, in order to maximize the potential efficacy and increase the benefit to patients, we also pursue new formulations, new medical uses, and new administration routes and file applications to secure patent rights for those achievements as well.

3. Contributions to Licensing-Related Activities

Rather than simply looking to third-party licensing fees on patents as a revenue source, we strive to create a strong patent portfolio that will contribute to our business success.

4. Number of Registered Patents

To protect the results of our R&D, we aggressively file patent applications, and, in line with the continuing globalization of our pharmaceutical business, the number of applications filed abroad is increasing dramatically as is the number of countries in which those patent applications are filed. We carefully evaluate the strategic importance of each patent application and determine whether to file it abroad and, if so, how many and in which country to file it.

5. Trademarks

Eisai develops product names for all pharmaceuticals that are backed by patients, protects those names with trademarks, and implements brand strategies throughout the world in collaboration with the Marketing Division.

Risk Factors

This section describes risk factors that could have a major impact on the Eisai Group's consolidated results or on investor decisions. The potential risks mentioned below are based on our assessments and predictions as of June 23, 2006.

1. Risks Related to Overseas Operations

The Company deploys production/sales activities with *Aricept*® and *AcipHex*®/*Pariet*® as main products in countries including Japan, the United States and those in Europe and Asia. However, there is no guarantee that we can entirely avoid such risks as legal restrictions and political uncertainty in development of global business activities. When we face such risks, the originally expected sales amounts in said countries may not be able to be achieved.

2. Uncertainty of New Drug Development

Development of a drug candidate substance may be discontinued because of questions of effectiveness and/or safety. Even if clinical trials yield favorable results, approval may not be obtained because of a change in standards implemented during the development of the product. As a result of the discontinuation of new drug development for such reasons, the expected profits may not be achieved.

3. Risks in Alliances with Other Companies

The Company maintains comprehensive business ties with other companies for our main products *Aricept*® and *AcipHex*®/*Pariet*®. We obtain promotional assistance from business partners to cover the entire market and maximize product sales in such major countries as the United States and those in Europe. If good relationships with these companies become untenable, our sales may decrease and have a significant influence on the business results. Furthermore, expected profits may not be achieved because of uncertainties associated with such activities as product purchasing/introduction.

4. Medical Cost Containment

In Japan, prices of ethical drugs are usually reduced every two years in an effort to control medical expenses. As pressure to decrease pharmaceutical product prices is increasing each year in countries including the United States and those in Europe and Asia, it is one of the factors that could lead to a drop in sales.

5. Competitions and Lawsuits with Generic Products

A patent for an original drug has a time limit. Usually, generic products can be launched after the expiration of the patent for the original drug. As a result of the launch of such generic drugs without development risk at lower prices, market share can be decreased. Furthermore, there are countries like the United States where an application for a generic product is permitted in certain instances, even during the patent term. As for our own products, applications for generic versions of *Aricept®* and *AcipHex®/Pariet®* have been filed in the United States under the Hatch-Waxman Act. Although we have filed patent infringement suits against such generic manufacturers, the results of the generic filings may have a great impact on our business results.

6. Risks Related to Intellectual Property

The rejection of a patent application, trial for invalidation of an issued patent, or failure to protect the obtained patent properly could lead to the market entry of competitors earlier than expected, which may decrease our sales.

7. Risks of Expression of Side Effects

If a product is found to have any serious side effect, we may take such measures as discontinuing the prescription and recall of the product. Such an event could lead to an increase in costs to collect and provide information on the expressed side effects and the recall of the product.

8. Risks Regarding Regulations

As the pharmaceutical business is subject to various controls, including pharmaceutical regulations and product liability, the enactment of a law or a change in the regulations may have a great impact on our business results. If a product is not compliant with the regulations, product recall, cancellation of approval and license, or the filing of liability claims is possible.

9. Risks Related to Lawsuits

Results of pending or future lawsuits may have a significant effect on our business results. The pricing of and sales promotion activities for bulk synthetic smaller-scale vitamin E products are the subjects of a lawsuit in the Company.

10. Shutdown or Closedown of a Plant

It is possible to have to shut down or close down a plant due to technical or regulatory problems, supply interruption of raw materials, and fire, earthquakes and other disasters. In such cases, the provision of products will be disturbed, which may lead to a significant influence on our business results.

11. Risks Concerning the Safety of Utilized Raw Materials

If there is any concern regarding the safety of utilized raw materials, we will not only change the materials but recall and stop selling the product, which may have a great influence on our business results.

12. Risks Associated with Outsourcing

The Company is outsourcing some parts of its operations, such as research and production, to other companies. When the provision of commissioned business to the Company is disturbed due to a shutdown of any of the subcontractors for some reason, there may be an influence on our business results.

13. Environmental Risks

If any of our own business premises is considered to be a cause of environmental pollution, legal actions including closure of the unit in question may be taken. Furthermore, the costs incurred due to the assumption of compensation liability for the surrounding area and remediation of the environment may greatly affect our business results.

14. Risks Concerning IT Security and Information Management

Since the Company makes full use of various IT systems for business, our operations can be disturbed by such external factors as inefficient systems and computer viruses. In addition, we are in possession of much information containing personal data. If such data should leak to parties outside the Company by accident, there may be a considerable effect on our business results in consequence of the significant impairment of the Company's credibility.

15. Risks Related to the Financial Market and Foreign Exchange

As the Company holds marketable stocks, losses on the sale and evaluation of shares can be caused by stagnation in the stock market. In addition, an increased retirement benefits obligation in accordance with financial movements may have an influence on our business results. Furthermore, as foreign currencies account for half of consolidated net sales, foreign exchange fluctuations exert an effect on the conversion of sales of consolidated subsidiaries into yen. Foreign exchange fluctuations may also impact business results with regard to export and import transactions.

Corporate History


Europe

2006 *Prialt*® launched

The plan to establish strategic European base in the United Kingdom announced

2005 *Zonegran*® launched in the United Kingdom and Germany

Marketing subsidiary established in Switzerland

Marketing subsidiary established in Italy

Marketing subsidiary established in Sweden

2004 Eisai Ltd. (Holding Company) established in the United Kingdom

2002 Eisai S.A.S. in France acquires all shares of BIODIM S.A.S.

2001 Subsidiary Eisai Farmaceutica, S.A., established in Spain

1998 *Aricept*® launched in France

Pariet® launched in the United Kingdom and Germany

1997 *Aricept*® launched in the United Kingdom and Germany

1996 Prescription pharmaceutical sales companies established in Germany and France

1995 Prescription pharmaceutical sales company established in the United Kingdom

1992 Eisai London Research Laboratories, Ltd., completed

1990 Eisai London Research Laboratories, Ltd., established

1989 Subsidiaries established in Germany

1988 Subsidiaries established in the United Kingdom

United States

2005 *Fragmin*® launched

2004 Eisai acquires and begins to market *Zonegran*® from Elan Pharmaceuticals, Inc., and Elan Pharma International Limited

2003 Eisai Inc. assumes the U.S. distribution responsibilities for *AcipHex*®

Eisai Inc. assumes the U.S. distribution responsibilities for *Aricept*®

2002 Eisai Inc. promotes Pfizer's *Cerebyx*®

Eisai separates the clinical development functions of Eisai Inc. in the United States into a separate subsidiary company, Eisai Medical Research Inc.

2000 *Caring to Help Others* (caregiver training manual) published/distributed

1999 *AcipHex*® launched

1997 *Aricept*® launched

Construction of process research facility completed

Construction of facilities for drug formulation research and pharmaceutical production completed

1995 Prescription pharmaceutical sales company established

1992 Administrative company established

1989 Eisai Research Institute of Boston Inc. completed

1988 Clinical research company established

1987 Eisai Research Institute of Boston Inc. established

1981 Eisai Machinery U.S.A., Inc., a chemical and pharmaceutical machinery sales company, established

Japan

2006 Spin-off of R&D Division's management functions

2004 Spin-off of Machinery Division

"Company with Committees System" is adopted

Eisai splits off its Food Additives and Chemicals Division into a newly incorporated subsidiary

2003 Eisai transfers veterinary and livestock feed products business to Meiji Seika Kaisha, Ltd.

2002 The number of shares constituting one unit reduced from 1,000 to 100 shares

2001 Special R&D incentive system introduced

Sunplanet Co., Ltd., established

The Company's first *Environmental and Social Report* released

2000 Managerial structure reform implemented

1999 Kawashima Plant receives ISO 14001 certification

Aricept® launched

1997 *Pariet*® launched

1996 Eisai website opened (http://www.eisai.co.jp/index-e.html)

1993 *human health care (hhc)* corporate message enunciated

1991 First consolidated accounting statement results announced

1990 Sanko Junyaku Co., Ltd., becomes a subsidiary

1988 Yuji Naito becomes Eisai's chairman, and Haruo Naito assumes the post of president

1982 Construction of the Tsukuba Research Laboratories completed (Ibaraki Prefecture)

1981 Operations commenced at the Misato Plant (Saitama Prefecture)

1966 Operations commenced at the Kawashima Plant (Gifu Prefecture)

Founder Toyoji Naito becomes Eisai's chairman, and Yuji Naito succeeds as president

1961 Eisai listed on the First sections of the Tokyo Stock Exchange and the Osaka Securities Exchange

1955 Company name changed to Eisai Co., Ltd.

1944 Sakuragaoka Research Laboratory and Nihon Eisai Co., Ltd., merge under the name of the latter

1941 Nihon Eisai Co., Ltd., established in Honjo-machi, Saitama Prefecture

1936 Toyoji Naito establishes a limited partnership called Sakuragaoka Research Laboratory, Eisai's predecessor


Asia

2006 Marketing subsidiary established in Singapore

2004 Marketing subsidiary established in India

2000 Sales of *Pariet*® begin in Taiwan, Indonesia, and Malaysia

1999 *Pariet*® launched in Thailand

1998 *Aricept*® launched in Hong Kong and Thailand

Suzhou Factory completed in China

1997 Prescription pharmaceutical sales company established in South Korea

1996 Prescription pharmaceutical manufacturing and sales company established in China

1995 Prescription sales support company established in Taiwan

1991 Prescription pharmaceutical sales support company established in Hong Kong

Prescription pharmaceutical manufacturing and sales company established in China

1989 Prescription pharmaceutical sales company set up in Thailand

1987 Prescription pharmaceutical sales support company established in Taiwan

Bogor Factory completed in Indonesia

1979 Prescription pharmaceutical sales support and management services company established in Singapore

1974 Prescription pharmaceutical sales companies set up in Malaysia and the Philippines

1972 Tainan Factory completed in Taiwan

1970 Prescription pharmaceutical manufacturing and sales company established in Indonesia

Japan and Overseas Operations



☐Major Overseas Subsidiaries

North America

❷ Eisai Corporation of North America
Glenpointe Centre West, 5th Floor
500 Frank W. Burr Boulevard
Teaneck, New Jersey 07666, U.S.A.
TEL: 1-201-692-1100
FAX: 1-201-692-1804

❸ Eisai Research Institute of Boston Inc.
4 Corporate Drive Andover
Massachusetts 01810, U.S.A.
TEL: 1-978-794-1117
FAX: 1-978-689-0543

❹ Eisai Machinery U.S.A. Inc.
(Machinery Division)
3 University Plaza, Hackensack
New Jersey 07601-6208, U.S.A.
TEL: 1-201-287-2111
FAX: 1-201-692-1972

❺ Eisai Inc.
Glenpointe Centre West, 5th Floor
500 Frank W. Burr Boulevard
Teaneck, New Jersey 07666, U.S.A.
TEL: 1-201-692-1100
FAX: 1-201-692-1804

Ⓐ RTP Campus
900 Davis Drive, P.O. Box 14505
RTP, North Carolina 27709, U.S.A.
TEL: 1-919-941-6920
FAX: 1-919-941-6931

❻ Eisai Medical Research Inc.
55 Challenger Road, Ridgefield Park
New Jersey 07660-2104, U.S.A.
TEL: 1-201-403-2500
FAX: 1-201-462-9351

Europe

❼ Eisai Europe Ltd.
Hammersmith International Centre
3 Shortlands, 2nd Floor, London W6 8EE, U.K.
TEL: 44-20-8600-1400
FAX: 44-20-8600-7300

❽ Eisai London Research Laboratories, Ltd.
Bernard Katz Building
University College London
Gower Street, London WC1E 6BT, U.K.
TEL: 44-20-7388-4746
FAX: 44-20-7413-1121

❾ Eisai Ltd.
Hammersmith International Centre
3 Shortlands, 2nd Floor, London W6 8EE, U.K.
TEL: 44-20-8600-1400
FAX: 44-20-8600-1482

❿ Eisai GmbH
Lyoner Strasse 36
D-60528 Frankfurt am Main, Germany
TEL: 49-69-665850
FAX: 49-69-6658585

⓫ Eisai Machinery GmbH
Mathias Brueggen Strasse 142
D-50829 Koeln, Germany
TEL: 49-221-9564590
FAX: 49-221-9564599

⓬ Eisai S.A.S.
Tour Manhattan, 5-6 Place de l'Iris
92095 Paris La Défense 2 Cedex, France
TEL: 33-1-47670005
FAX: 33-1-47670015

⓭ Eisai B.V.
Strawinskylaan 909, 1077 XX
Amsterdam, The Netherlands
TEL: 31-20-575-3340
FAX: 31-20-575-3341

⓮ Eisai Farmaceutica S.A.
C/Arturo Soria 336, 3 Planta
28033 Madrid, Spain
TEL: 34-91-455-9455
FAX: 34-91-721-0506

⓯ Eisai S.r.l.
Via dell'Unione Europea 6, 7th Floor
20097 San Donato Milanese (MI), Italy
TEL: 39-02-518-1401
FAX: 39-02-518-14020

⓰ Eisai Pharma AG
Schaffhauserstrasse 611, 8052 Zurich, Switzerland
TEL: 41-44-306-1212
FAX: 41-44-306-1280

⓱ Eisai AB
Svardvagen 3A, Danderyd, P.O. Box 573
11479 Stockholm, Sweden
TEL: 46-8-501-01-600
FAX: 46-8-501-01-699

Asia

⓲ P.T. Eisai Indonesia
Ratu Plaza Office Tower, 11th Floor
Jl. Jend. Sudirman 9, Jakarta 10270, Indonesia
TEL: 62-21-571-3304
FAX: 62-21-571-3305

Ⓑ Bogor Factory
Desa Karang Asem Barat, Kecamatan Citeureup,
Kabupaten Bogor Jawa-Barat 16001, Indonesia
TEL: 62-21-875-3202
FAX: 62-21-876-4886

⓳ Eisai Asia Regional Services Pte. Ltd.

⓴ Eisai (Singapore) Pte. Ltd.
152 Beach Road No.12-08
Gateway East, Singapore 189721
TEL: 65-6296-6977
FAX: 65-6292-2185

㉑ Eisai (Malaysia) Sdn. Bhd.
Lot 6.1, 6th Floor, Menara Lien Hoe
No. 8, Persiaran Tropicana
47410 Petaling Jaya, Malaysia
TEL: 60-3-7803-9096
FAX: 60-3-7803-0060

㉒ Eisai (Thailand) Marketing Co., Ltd.
6th Floor, Diethelm Tower A
93/1 Wireless Road, Bangkok 10330, Thailand
TEL: 66-2-256-6296
FAX: 66-2-256-6299

㉓ HI-Eisai Pharmaceutical Inc.
20th Floor, Multinational Bancorporation Centre
6805 Ayala Avenue, 1226 Makati City, Philippines
TEL: 63-2-887-1047
FAX: 63-2-887-5172

㉔ Eisai (Hong Kong) Co., Ltd.
Room 2008, Fortress Tower
250 King's Road, North Point
Hong Kong, China
TEL: 852-2516-6128
FAX: 852-2561-5042

㉕ Eisai Korea Inc.
#1201, 12F City Air Tower 159-9
Samsung-Dong, Kangnam-ku
Seoul 135-973, Republic of Korea
TEL: 82-2-3451-5500
FAX: 82-2-3451-5599

㉖ Eisai Taiwan Inc.
9th Floor, No. 18, Chang An E. Road, Sec. 1
Taipei, Taiwan
TEL: 886-2-2-531-4175
FAX: 886-2-2-531-0063

Ⓒ **Tainan Factory**
No. 54, Gong-Yeh West Road, Guan Tyan Hsiang,
Tainan Hsien, Taiwan
TEL: 886-6-698-5180
FAX: 886-6-698-7539

㉗ Eisai China Inc.
20th Floor, Plaza 66, 1266, Nanjing Xi
Road, Shanghai, 200040 China
TEL: 86-21-6288-3118
FAX: 86-21-6288-3128

Ⓓ **Suzhou Factory**
Bai Yu Road #32 Suzhou Industrial Park Suzhou,
Jiangsu Province, 215021 China
TEL: 86-512-6761-3211
FAX: 86-512-6761-8640

㉘ Eisai Pharmaceuticals India, Pte. Ltd.
1st Floor, B-Wing, Marwah Centre
Krishanlal Marwah Marg, Andheri (East)
Mumbai 400072, India
TEL: 91-22-2857-9740
FAX: 91-22-2857-9720



■Head Office, Communication Offices, Production Facilities, and Research Laboratories

❶ Head Office
4-6-10, Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
TEL: 81-3-3817-3700

Communication Offices

Sapporo Communication Office
4-3-1, Sakaedori, Shiroishi-ku
Sapporo-shi, Hokkaido 003-0021
TEL: 81-11-851-6171
FAX: 81-11-853-3523

Sendai Communication Office
26-3, Aza-Tatsuzawa, Goroku, Aoba-ku
Sendai-shi, Miyagi 989-3121
TEL: 81-22-226-2111
FAX: 81-22-226-1730

Tokyo Communication Office
Kiriyama Building, 5-5-5, Koishikawa
Bunkyo-ku, Tokyo 112-8088
TEL: 81-3-3817-5285
FAX: 81-3-3811-5202

Nagoya Communication Office
2-13-23, Izumi Higashi-ku
Nagoya-shi, Aichi 461-0001
TEL: 81-52-931-1331
FAX: 81-52-932-5547

Osaka Communication Office
10th Floor, Nakanoshima Mitsui Building
3-3-3, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
TEL: 81-6-6448-9001
FAX: 81-6-6448-9011

Hiroshima Communication Office
7-22, Naka-machi
Naka-ku, Hiroshima-shi
Hiroshima 730-0037
TEL: 81-82-244-1212
FAX: 81-82-246-6853

Fukuoka Communication Office
2-26-1, Mizuki, Dazaifu-shi
Fukuoka 818-0131
TEL: 81-92-924-1112
FAX: 81-92-925-3879

Production Facilities

Misato Plant
950, Oaza-Hiroki, Misato-machi
Kodama-gun, Saitama 367-0198
TEL: 81-495-76-3111
FAX: 81-495-76-1841

Kawashima Industrial Complex
1, Takehaya-machi, Kawashima
Kakamigahara-shi, Gifu 501-6195
TEL: 81-586-89-3115
FAX: 81-586-89-3848

Kashima Plant
22, Sunayama, Kamisu-shi
Kashima-gun, Ibaraki 314-0255
TEL: 81-479-46-1155
FAX: 81-479-46-1095

Research Laboratory

Tsukuba Research Laboratories
5-1-3, Tokodai, Tsukuba-shi
Ibaraki 300-2635
TEL: 81-29-847-5900
FAX: 81-29-847-8489

■Major Domestic Subsidiaries

Sanko Junyaku Co., Ltd.
1-10-6, Iwamoto-cho, Chiyoda-ku
Tokyo 101-0032
TEL: 81-3-3865-4311
FAX: 81-3-3864-5644

Sannova Co., Ltd.
3038-2, Serada-cho, Ota-shi
Gunma 370-0426
TEL: 81-276-52-3611
FAX: 81-276-52-1341

Elmed Eisai Co., Ltd.
3-23-5, Higashi-Ikebukuro
Toshima-ku, Tokyo 170-0013
TEL: 81-3-3980-6633
FAX: 81-3-3980-6634

KAN Research Institute, Inc.
3rd Floor, Kobe MI R&D Center
6-7-3, Minatojima-minamimachi, Chuo-ku
Kobe-shi, Hyogo 650-0047
TEL: 81-78-306-5910
FAX: 81-78-306-5920

Eisai Distribution Co., Ltd.
3039-1, Aza-Daichido, Iiyama
Atsugi-shi, Kanagawa 243-0213
TEL: 81-46-248-2655
FAX: 81-46-248-5909

Clinical Supply Co., Ltd.
3, Takehaya-machi, Kawashima
Kakamigahara-shi, Gifu 501-6024
TEL: 81-586-89-2711
FAX: 81-586-89-3225

Sunplanet Co., Ltd.
3-5-10, Otsuka, Bunkyo-ku
Tokyo 112-0012
TEL: 81-3-5978-1941
FAX: 81-3-5978-1970

Eisai Seikaken Co., Ltd.
4-8-13, Hongo, Bunkyo-ku
Tokyo 113-0033
TEL: 81-3-5689-6460
FAX: 81-3-5689-6464

Palma Bee'Z Research Institute Co., Ltd.
1-12, Minami-Watarida-cho
Kawasaki-ku, Kawasaki-shi
Kanagawa 210-0855
TEL: 81-44-329-1351
FAX: 81-44-366-2767

Bracco-Eisai Co., Ltd.
3-11-6, Otsuka, Bunkyo-ku
Tokyo 112-0012
TEL: 81-3-5319-3381
FAX: 81-3-5319-3387

Eisai Food & Chemicals Co., Ltd.
2-13-10, Nihonbashi, Chuo-ku
Tokyo 103-0027
TEL: 81-3-3548-3560
FAX: 81-3-3273-2084

Eisai Machinery Co., Ltd.
3-5-10, Otsuka, Bunkyo-ku
Tokyo 112-0012
TEL: 03-5319-2202
FAX: 03-3942-2730

Eisai R&D Management Co., Ltd.
4-6-10, Koishikawa, Bunkyo-ku
Tokyo 112-8088
TEL: 03-3817-3658
FAX: 03-3815-6702

Major Products

Prescription Pharmaceuticals

Aricept	Alzheimer's type dementia treatment
Actonel	Osteoporosis treatment
Azeptin	Antiallergic agent
Iomeron	Non-ionic contrast medium
Glakay	Osteoporosis treatment
Glucagon G Novo	Genetically engineered glucagon preparation
Cleactor	Thrombolytic agent
Coretec	Agent for acute heart failure
Selbex	Gastritis/gastric ulcer treatment
Tambocor	Agent for tachyarrhythmia
Detantol R	Once a day α-1 blocking antihypertensive agent
Nitorol-R	Long-acting isosorbide dinitrate preparation
AcipHex/Pariet	Proton pump inhibitor
PfoHance	Nonionic contrast medium for MRI use
Maxalt	5-$HT_{1B/1D}$ receptor agonist for migraine treatment
Myonal	Muscle relaxant
Methycobal	Peripheral neuropathy treatment
Warfarin	Warfarin potassium tablets

Consumer Health Care Products

Saclon	For restoration of damaged stomach mucosa and acid neutralization
Sahne Cream	Medicated skin care cream
Sahne White	Prevents skin blemishes and moisturizes skin
Seabond	Denture adhesive
Skainar S TABLETS for Rhinitis	Medication for rhinitis
Selbelle TABLETS	For stomach heaviness, heartburn, overeating
Chocola BB Plus	Vitamin B_2 supplement for alleviation of stomatitis and dermatitis
Chocola BB Pure	Active type vitamin B_2 preparation with vitamins B_6, B_1, and C
Chocola BB Drink II	Vitamin B_2 drink for alleviation of skin roughness
Chocola BB Light	Vitamin B_2 preparation drink
Chocola CC White	Vitamin C preparation with L-cysteine, natural vitamin E, and vitamin B_2
Travelmin	Motion sickness remedy
Nabolin S	Mecobalamin (activated vitamin B_{12}) preparation
Breathe Right	Nasal strips
Ubiten S	Ubidecarenone (coenzyme Q_{10}) preparation
Juvelux 300	Natural vitamin E preparation

Diagnostic Products

Albusure	For detection of micro-albumin
Eitest CA.RF	For determination of anti-galactosyl IgG antibodies
Eitest IgGRF	For determination of IgG rheumatoid factor
Eitest KL-6	For determination of sialylated carbohydrate antigen KL-6
Eitest PIVKA-II	For determination of abnormal prothrombin (PIVKA-II)
Clinisearch CA.RF	For detection of anti-galactosyl IgG antibodies
Lumipulse PIVKA-II Eisai	For determination of abnormal prothrombin (PIVKA-II)
Thrombotest Owren	For monitoring blood coagulation activity
Picolumi CA.RF	For determination of anti-galactosyl IgG antibodies
Picolumi KL-6	For determination of sialylated carbohydrate antigen KL-6
Picolumi PIVKA-II	For determination of abnormal prothrombin (PIVKA-II)
Hepaplastintest	For monitoring liver functions and blood coagulation activities

Organization Chart

As of June 24, 2006



Shareholders' Meeting
Board of Directors
Board of Directors Secretariat
President & CEO
Executive Committee
Nominating Committee
Compensation Committee
Audit Committee
Management Audit Department
Executive Office Section
Corporate Strategy Section
Transformation Department
Global HRM Strategy Section
Knowledge Creation Department
Business Development Department
Vitamin E Information & Technology Section
Intellectual Property Department
Corporate Internal Control Department
Corporate Ethics Compliance Department
Legal Department
Corporate Management Planning Department
Accounting & Tax Department
Finance Department
Japan Subsidiaries Management Department
Corporate Information Systems Planning Department
Human Resources Department
Corporate Communications Department
Investor Relations Department
General Affairs Department
Environment & Safety Department
Asia, Oceania and Middle East Business Headquarters
Corporate Regulatory Compliance, Quality Assurance Headquarters (CRC & QA)
Consumer Health Product Division (C.H.P.D.)
Prescription Drug Division (P.D.D.)
Discovery & Development Research Headquarters of Japan
Clinical Research Center
Production & Logistics Headquarters

Corporate Data

As of March 31, 2006

Year Founded:	1941
Corporate Name:	Eisai Co., Ltd.
Corporate Address and Telephone Number:	4-6-10, Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan Tel: 81-3-3817-3700
Annual Meeting:	The annual shareholders' meeting of Eisai Co., Ltd., is held in June.
Stock Exchange Listings:	Eisai common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange.
Securities Code Number:	4523
Independent Public Accountants:	Deloitte Touche Tohmatsu (by Tohmatsu & Co., the Japanese member firm of Deloitte Touche Tohmatsu International) MS Shibaura Bldg., 4-13-23, Shibaura, Minato-ku, Tokyo 108-8530, Japan
Paid-in Capital:	¥44,985 million
Number of Shares Outstanding:	296,566,949
Number of Shareholders:	30,019
Transfer Agent:	Mitsubishi UFJ Trust and Banking Corporation
Depositary for Eisai American Depositary Receipts:	JPMorgan Chase Bank, N.A. 4 New York Plaza, New York, NY 10004, U.S.A.
ADR Ticker Symbol:	ESALY
Newspaper for Public Notice:	Available online at http://www.eisai.co.jp/fr/index.html. However, if circumstances so dictate, it will be published in the *Nihon Keizai Shimbun*.

Corporate Mission

We give first thought to patients and their families, and to increasing the benefits health care provides.

Corporate Objective

A *human health care* company capable of making a meaningful contribution under any health care system while observing the highest legal and ethical standards in business activities

For further information:
Corporate Communications Department, Investor Relations Department
Eisai Co., Ltd.
4-6-10, Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan
Tel: 81-3-3817-5120 Fax: 81-3-3811-3077

http://www.eisai.co.jp/index-e.html


Eisai

Eisai Co., Ltd.




PRINTED WITH
SOY INK


100% RECYCLED PAPER

This annual report is printed with soy ink on 100% recycled paper.

Printed in Japan
E100705